BUSINESS
RISK FACTORS
FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PROPERTIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
LEGAL PROCEEDINGS
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
RECENT SALES OF UNREGISTERED SECURITIES
DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
INDEMNIFICATION OF DIRECTORS AND OFFICERS
FINANCIAL STATEMENTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000
SUBJECT TO COMPLETION AND AMENDMENT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

PURINA MILLS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	76-0407288

(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)

Incorporation or Organization)

Copies of notices and other communications should be sent to:

David G. Kabbes, Esq	Charles W. Hardin, Jr., Esq.

Executive Vice President, Secretary	Jones, Day, Reavis & Pogue

and General Counsel	North Point

Purina Mills, Inc.	901 Lakeside Avenue

1401 South Hanley Street	Cleveland, Ohio 44114

St. Louis, Missouri	Telephone: (216) 586-3939

Telephone: (314) 768-4100

Registrant’s telephone number, including area code: (314) 768-4100

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value

New Benefit Programs	32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	32

LEGAL PROCEEDINGS	35

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	35

Absence of Public Market	35

Holders	35

Dividends	37

RECENT SALES OF UNREGISTERED SECURITIES	37

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	38

Common Stock	38

Transfer Agent and Registrar	38

Preferred Stock	38

Future Issuances of Stock	39

Share Purchase Rights Agreement	39

New Prepetition Credit Facility Notes	40

Exit Financing Facility	41

Delaware Law and Certain Charter and By-Law Provisions	41

INDEMNIFICATION OF DIRECTORS AND OFFICERS	43

Indemnity Arrangements	43

Existing Indemnification Obligations	43

New Indemnification Arrangements	43

FINANCIAL STATEMENTS	44

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	44

FINANCIAL STATEMENTS AND EXHIBITS	44

SIGNATURES	47

      Unless otherwise indicated, all information contained in this Registration Statement assumes the confirmation of the Second Amended Joint Plan of Reorganization (the “Plan”) of Purina Mills, Inc. (“Old Purina”), its parent company, PM Holdings Corporation (“PM Holdings”) and certain subsidiaries of Old Purina (Old Purina, PM Holdings, and such subsidiaries, collectively, the “Old Purina Companies”) by the United States Bankruptcy Court, District of Delaware (the “Bankruptcy Court”) in Jointly Administered Case No. 99-3938 and the consummation of the transactions contemplated in the Plan, including the merger of Old Purina with and into PM Holdings (the “PMI Merger”). By operation of the PMI Merger, PM Holdings will succeed to the business previously conducted by Old Purina and will change its name to “Purina Mills, Inc.” Where appropriate, PM Holdings is referred to in this Registration Statement as “Reorganized Purina.”

BUSINESS

      This Registration Statement includes forward-looking statements, which reflect Reorganized Purina’s current views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this Registration Statement. The words “believe,” “expect,” “anticipate,” “project” and similar expressions identify forward-looking statements. These forward-looking statements speak only as of their dates. Reorganized Purina undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

      Reorganized Purina develops, manufactures and markets a comprehensive line of animal nutrition products for dairy cattle, beef cattle, hogs, horses and poultry, as well as specialty feed for rabbits, zoo animals, laboratory animals, birds, fish and pets. As of the Effective Date (as hereinafter defined), Reorganized Purina expects to operate a production network of 48 or fewer feed mills located across 25 states and a nationwide distribution system consisting of over 4,500 dealers and approximately 4,500 direct consumers. For the year ended December 31, 1999, Reorganized Purina’s product mix by volume was approximately 26% for dairy cattle, 29% for beef cattle, 14% for hogs, 12% for horses, 7% for poultry, and 12% for all others. In the United States, Reorganized Purina’s products are generally marketed under the widely recognized brand names Purina® and Chow®, and the “Checkerboard” Nine Square Logo® and other trademarks pursuant to an exclusive, perpetual royalty-free license from the Ralston Purina Company.

Background

      Reorganized Purina and its predecessors have been in the animal nutrition business since 1894. Reorganized Purina is the market leader in the United States in developing, manufacturing, and marketing differentiated animal nutrition products and programs for dairy cattle, beef cattle, hogs, and horses. Over the past 100 years, the strategy of Reorganized Purina’s predecessors has been to build and maintain industry leadership through innovative research and development and by consistently providing high quality products, programs and services that create value for customers. In recent years, Reorganized Purina has also sought to develop production and marketing joint ventures to facilitate additional feed sales, capitalize on the consolidation of the swine industry through control over the feeding of hogs and direct ownership of several hog operations and optimize the capacity of its facilities, a strategy that included discontinuing operations at some facilities.

      On March 12, 1998, Koch Agriculture Company (“Koch Agriculture”), a subsidiary of Koch Industries, Inc., (“Koch Industries”), acquired Old Purina through a merger (the “1998 Merger”) of a subsidiary of Koch Agriculture with and into PM Holdings. As a result of the 1998 Merger, Koch Agriculture acquired 100% of PM Holdings, which owned 100% of Old Purina. In connection with the 1998 Merger, Old Purina incurred a significant amount of indebtedness.

      Since the 1998 Merger, a significant portion of Old Purina’s cash flow from operations has been dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Old Purina for operations. Old Purina’s substantial degree of leverage limited its flexibility to adjust to the depressed conditions in the agricultural industry and made it particularly vulnerable to the downturn in the swine market. As a result of its financial condition during 1999 and its substantial degree of leverage, Old Purina’s ability to finance its working capital requirements and implement its business plan were adversely affected by its cash requirements for debt service. On September 15, 1999, Old Purina failed to make a scheduled interest payment due to the holders of its Senior Subordinated Notes Due 2010 (the “Senior Subordinated Notes”). On October 21, 1999, the trustee under the indenture (the “Notes Indenture”) for the Senior Subordinated Notes accelerated such notes as a result of Old Purina’s failure to make such interest payment. On September 30, 1999, Old Purina failed to pay $2.1 million in principal payments due on its secured credit facility (the “Prepetition Credit Facility”), which payment was ultimately paid on October 27, 1999. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “ — Liquidity and Capital Resources.”

Bankruptcy

      On October 28, 1999 (the “Petition Date”), the Old Purina Companies filed voluntary petitions for relief (the “Reorganization Cases”) under Chapter 11 of the United States Bankruptcy Code, as amended (the “Bankruptcy Code”), with the Bankruptcy Court. Old Purina filed a proposed joint plan of reorganization with the Bankruptcy Court on January 18, 2000 and amended the Plan on February 16, 2000 and February 22, 2000. The Plan is expected to be confirmed on April 5, 2000 (the “Confirmation Date”), and is expected to become effective in May 2000 (the “Effective Date”).

      The Plan constitutes the agreement among Koch Industries, Koch Agriculture and their respective affiliates (other than the Old Purina Companies) (collectively, the “Koch Entities”), the official committee of unsecured creditors appointed in the Reorganization Cases (the “Creditors’ Committee”), the holders of approximately 55% of the principal amount of the Senior Subordinated Notes (the “Consenting Noteholders”) and the Old Purina Companies regarding the settlement of issues among the Koch Entities, the Old Purina Companies and the Old Purina Companies’ creditors. See “Certain Relationships and Related Transactions.”

      The Plan provides for, among other things: (a) the cancellation of certain indebtedness of the Old Purina Companies in exchange for cash, common stock, par value $0.01, in Reorganized Purina (the “Common Stock”) or new debt instruments of Reorganized Purina, (b) the discharge of prepetition intercompany claims among the Old Purina Companies; (c) the assumption, assumption and assignment or rejection of executory contracts and unexpired leases to which any of the Old Purina Companies is a party; (d) the selection of boards of directors for Reorganized Purina and its subsidiaries; (e) the settlement of claims by and against the Koch Entities and certain related parties; (f) the PMI Merger and certain other corporate restructuring transactions designed to simplify Reorganized Purina’s corporate structure; and (g) the substantive consolidation of Reorganized Purina and its subsidiaries.

      The Plan also provides for a contribution of $60.0 million by Koch Agriculture to the capital of Reorganized Purina and the grant of an option to Koch Agriculture to purchase for $5.0 million a warrant (the “Warrant”) to acquire during the year following the Effective Date shares of Common Stock comprising up to 10% of the aggregate amount of Common Stock outstanding as of the Effective Date, on a fully diluted basis, at a warrant exercise price of $27.75 per share (which equals 150% of the estimated reorganization value of each share of Common Stock as of the Effective Date). See “Recent Sales of Unregistered Securities.” In accordance with the Plan, substantially all of the issued and outstanding Common Stock of Reorganized Purina totaling 9,910,000 shares initially will be owned by prepetition general unsecured creditors of the Old Purina Companies, primarily holders of the Senior Subordinated Notes. In addition, if the Warrant is purchased and exercised by Koch Agriculture, Koch Agriculture could acquire additional shares of Common Stock comprising up to 10% of the total Common Stock outstanding as of the Effective Date, on a fully diluted basis. Further, up to 90,000 shares of Common Stock will be issued on or after the Effective Date to certain of Reorganized Purina’s employees pursuant to a key employee retention program (the “KERP Program”). In addition, one million shares, or approximately 10% of the shares of Common Stock outstanding on the Effective Date, will be reserved for issuance under a stock option plan to be adopted by Reorganized Purina (the “Equity Incentive Plan”), of which grants for certain shares will be made by Reorganized Purina’s Board of Directors, or a committee thereof, within 45 days of the Effective Date. See “Executive Compensation — Employee Benefit Matters — New Benefit Plans.” Finally, as part of their respective fee arrangements, Houlihan Lokey Howard & Zukin Capital, financial advisors to Reorganized Purina, and Chanin Capital Partners, financial advisors to the Creditors’ Committee, will be entitled to convert certain promissory notes they may receive in partial payment of their respective fees (collectively, the “Financial Advisor Notes”) into up to approximately 100,000 shares of Common Stock (which amount ultimately will depend upon the value ascribed to such shares by the Bankruptcy Court and potentially will be lower depending upon the date on which the Confirmation Date occurs).

Business Plan and Strategy for Reorganized Purina

      Reorganized Purina’s business plan (the “Business Plan”) establishes a corporate vision and mission and a team-oriented strategy for Reorganized Purina. The Business Plan also identifies (a) the business models necessary to execute the Business Plan, (b) key financial priorities, (c) key business priorities and (d) strategic cost reduction initiatives.

      The foundation for the Business Plan consists of five priority initiatives designed to stabilize Reorganized Purina’s businesses. Reorganized Purina intends to:

(a) mitigate its swine ownership positions and implement strategic alliances/joint ventures in livestock production systems (with an initial focus on the swine business segment);

(b) increase plant utilization and reduce manufacturing costs through plant rationalization and focus;

(c) increase productivity by isolating business stream economics and reducing administrative costs through effective use of a recently installed SAP enterprise resource planning software system and appropriate cost reductions;

(d) build an industry-leading purchasing and logistics (supply chain) capability; and

(e) build its brands through dealer initiatives, direct sales and full execution of the America’s Country Store (“ACS”) and Premier dealer programs. See “ — Dealer Business Market Strategy.”

      The strategies embodied in the Business Plan reflect Reorganized Purina’s recognition that its historic customer base (as well as the customer base of its competitors) is diverging, with the livestock production market being driven primarily by economic costs and benefits and the lifestyle animal customer base being driven primarily by brand, quality and other subjective value factors. Reorganized Purina believes that both markets are important to the future success of Reorganized Purina and that Reorganized Purina brings important competitive advantages to serving these markets, such as product research and formulation expertise, brand management skills and manufacturing expertise. As a result, Reorganized Purina will implement two business strategies, each consisting of a number of business lines: the Dealer Business market strategy and the Livestock Production Systems market strategy. Supporting these two markets are business service units providing streamlined manufacturing and administrative services, while capturing economies of scale and utilizing out-sourced resources as appropriate. See “Risk Factors — Business Strategy.”

      Reorganized Purina also anticipates (a) creating local field teams to focus on maximizing customer satisfaction; (b) building the dealer market by (i) leveraging its brands and technology and (ii) improving its distribution and merchandising services; and (c) moving critical management decisions closer to local markets to improve sales, profitability and asset utilization.

      Dealer Business Market Strategy

      The Dealer Business market includes the following businesses: Horse; Beef-Grass; Companion Animal/Farmer Feeder (including Zoo, Show Chows, and Dog and Cat); Mineral; Lab; Lifestyle Dairy; Sales and Dealer Development (including base, Gold and Premier programs); ACS; and Dealer Logistics. The strategy in the Dealer Business market is centered on Reorganized Purina’s historically strong dealer network and on leveraging Reorganized Purina’s valuable brands to become the premier supplier of feed and related products to lifestyle animal owners.

      Strengthen Dealer Relationships. Reorganized Purina intends to grow its market share of dealer feed sales by expanding its existing incentive programs and rewarding top performing dealers and by assisting dealers in developing new or additional marketing and retailing expertise. See “Risk Factors — Loss of Customers.”

      Build Reorganized Purina’s Brands. Reorganized Purina intends to continue to build its brands particularly with lifestyle animal owners by: (a) event dominance — i.e., developing a local market based “event marketing” strategy (across specie lines), expanding participation in industry shows and creating and executing large venue marketing events; (b) industry involvement — i.e., developing additional marketing programs using sports figures and other celebrities, increasing involvement with equine and small animal veterinarians and expanding the America’s Horse Country program by adding sponsors; and (c) marketing mix management — i.e., executing local pricing strategies (local market rate pricing and price point segregation), implementing selective dealer distribution for lifestyle animal owners and employing whole market planning to increase profitability.

      Expand ACS Initiative. Reorganized Purina will continue to pursue its ACS initiative designed to significantly enhance its existing dealer network and to recruit new investors in “ruralpolitan” specialty retail markets. The ACS initiative features a “turn-key” package that provides investors with a standardized model that Reorganized Purina believes offers lifestyle animal owners a unique shopping experience. Reorganized Purina presently plans for the construction of more than 200 ACS facilities over the next four years, strengthening its position in the profitable “ruralpolitan” specialty retail market. Reorganized Purina anticipates that all ACS facilities, with the exception of a few company-owned model stores, will be privately owned and will require minimal capital investment by Reorganized Purina, other than normal trade credit terms on feed products.

      Upgrade Distribution, Logistics and Transaction Processing Systems. Reorganized Purina intends to improve productivity, increase sales, reduce transaction costs and reduce inventory carrying costs by upgrading its distribution, logistics and transaction processing systems (supply chain management) through, among other improvements, implementing selected information system and other projects.

      Livestock Production Systems Market Strategy

      The Livestock Production Systems market includes the following businesses: Swine; Beef-Feedlot; Poultry; Dairy Systems and Producer Dealer Development. Reorganized Purina will continue to adapt its Livestock Production Systems market strategy to the trends of consolidation of production and vertical integration that continue to reshape the competitive landscape of the livestock production industry. See “Risk Factors — Loss of Customers.”

      Feed Supply and Management Services. Reorganized Purina has successfully built its sales of feed products and husbandry management services to meet the needs of livestock producers. Reorganized Purina will continue to build upon its nutrition and husbandry technologies to enhance Reorganized Purina’s position in the livestock markets, including cattle, dairy, swine and poultry.

      Joint Ventures and Strategic Alliances. Reorganized Purina will aggressively pursue strategic alliances in the Livestock Production Systems market, with an initial focus on the swine business. Reorganized Purina intends to leverage its significant market share, nutritional and husbandry management expertise and strong brand name and reputation to participate with selected partners in the swine, feedlot cattle, dairy system and poultry markets.

      Mitigate Swine Business Risks. Reorganized Purina intends to manage its swine business to preserve and enhance value, explore potential strategic transactions related to the business and efficiently operate the swine business.

      Manufacturing Strategy

      Reorganized Purina intends to manufacture and deliver products and plant services at optimal cost, while meeting the needs of the marketplace and exceeding its customers’ expectations. Reorganized Purina will look to implement this strategy through (a) creating dedicated plants that match cost structure and scale to market opportunities, especially in livestock production systems; (b) consolidating regional capacity through strategic alliances; (c) increasing productivity through economies of scale and plant and product rationalization; (d) creating local manufacturing capabilities that improve profitability by meeting local market needs; (e) optimizing private label manufacturing opportunities; and (f) pursuing selected toll manufacturing opportunities.

      Administrative Strategy

      Reorganized Purina plans to continue the process of rationalizing its administrative and corporate operations. Reporting and accountability relationships, based on a plant or geographic focus, are being shifted to a market-focused structure based on line of business, although local market interfaces are being maintained to preserve responsiveness to local customer needs. Through the implementation of SAP enterprise resource planning software, Reorganized Purina recently has eliminated its multiple geographic profit centers, each of which had its own general and administrative infrastructure and centralized many accounting and credit functions in St. Louis. Reorganized Purina intends to implement additional reductions in corporate administration and to further reduce marketing and manufacturing overhead through (a) SAP efficiencies; (b) manufacturing improvements; (c) the transition to a market-focused sales force; and (d) improvements in its distribution, logistics and transaction processing systems.

      Human Resource Strategy

      Reorganized Purina has developed certain retention and incentive programs to retain and incentivize its employees. See “Executive Compensation — Employee Benefit Matters — Existing Benefit Programs.” Reorganized Purina intends to maintain a compensation and incentive program to attract, retain and provide appropriate incentives for its employees focused on execution of the Business Plan. See “Executive Compensation — Employee Benefit Matters — New Benefit Programs.” Old Purina historically was known for its industry-leading workforce. Reorganized Purina will strive to continue this tradition by seeking out employees with exceptional knowledge, skills, education and experience required for their positions and by compensating them with a focus on rewarding productivity, returns on capital and profitability.

Employees

      Old Purina had approximately 2,500 full-time employees as of December 31, 1999, approximately 14% of whom were union members. Historically, the Old Purina Companies have had a satisfactory relationship with their employees, including their unionized workers.

RISK FACTORS

      The risk factors discussed in this Registration Statement assume that the Plan is confirmed and that the Effective Date occurs in accordance with the Plan and do not discuss material risks that could prevent confirmation of the Plan or the occurrence of the Effective Date. The following risk factors should be considered carefully in addition to the other information contained in this Registration Statement. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Reorganized Purina’s actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement.

Competitive Industry Conditions

      The commercial feed industry is highly competitive, and there has been substantial excess capacity in the industry for over ten years. The excess capacity in the industry has created pressure on margins, particularly when the end-product prices of animal producers and processors decline. Reorganized Purina intends to regularly reevaluate its manufacturing facilities in light of changes in market conditions. Reorganized Purina may incur restructuring charges if it needs to rationalize and consolidate its manufacturing capacity further in light of changes in industry demand.

      Both the feed production and animal production industries are consolidating, and this trend is expected to continue. As producers of animals increase in size, they historically have tended to vertically integrate their businesses by acquiring or constructing their own feed production facilities to meet some or all of their requirements and, consequently, have relied less on outside suppliers of feed. As the consolidation of animal producers continues, the available market for commercial feeds may shrink if producers integrate their operations, which could lead to decreased market demand for feed products and increased competition among feed producers. In addition, should these market conditions result in business failures of major customers, such failures could result in lost sales by Reorganized Purina and a reduction in the utilization levels of Reorganized Purina’s manufacturing plants.

      Most of Reorganized Purina’s competitors compete principally on the basis of price. Certain animal producers purchase feed on that basis without regard to the performance qualities of the products. Although many of Reorganized Purina’s products tend to be priced higher than alternative feed for the same animal species, Reorganized Purina believes that its products provide additional benefits that make them cost-effective to use. In addition, the competition in the industry may limit Reorganized Purina’s ability to pass ingredient price increases on to its customers. However, management believes that Reorganized Purina’s knowledge of the nutritional value of ingredients and its sophisticated least-cost formulation system enable Reorganized Purina to provide products that meet its nutritional standards and maintain product quality while minimizing costs.

      The competition in the industry also has led Reorganized Purina and some of its competitors to develop various market price risk arrangements to promote sales. In some areas of the United States, feed companies have increased the use of contracting for livestock production to generate and control feed volume. In addition, Old Purina historically offered various financing programs to its dealers and direct customers. As of December 31, 1999, Old Purina’s promissory notes from and guaranties for the benefit of its customers totaled approximately $13.2 million, net of a reserve of $15.7 million. There can be no assurance that Reorganized Purina will not be required to increase its use of these or similar arrangements in response to competitive pressures or that losses from these arrangements will not be material.

Fluctuations in Commodity Prices

      Fluctuations in the prices of the various agricultural commodities used to produce Reorganized Purina’s products and in the prices received by Reorganized Purina’s customers in the Livestock Production Systems market affect the demand for Reorganized Purina’s products. Historically, when the price of grains is relatively high, more of Reorganized Purina’s customers purchase complete feed products and Reorganized Purina’s feed sales are correspondingly higher. During periods when commodity prices are relatively low, animal producers purchase Reorganized Purina’s products as concentrated nutritional additives with which the customers mix their own commodity ingredients. This results in decreased feed sales. Because the cost of feed typically represents more than half of the cost of livestock production at the farm level, higher ingredient prices over time could result in a decline in livestock production and a decline in the demand for Reorganized Purina’s products. In addition, when market prices for livestock and livestock products are low, livestock producers cut back on production and search for lower-cost feed alternatives. Severe and sustained increases in the prices of ingredients for Reorganized Purina’s products or decreases in the market prices received by Reorganized Purina’s customers in the livestock production industry could have a material adverse effect on Reorganized Purina’s ability to execute its business strategy and implement the Business Plan.

Substantial Leverage

      After giving pro forma effect to the confirmation of the Plan on the Effective Date, Reorganized Purina’s long term debt is expected to be approximately $225.0 million. While Reorganized Purina’s management believes that future operating cash flow, together with financing arrangements, will be sufficient to finance operating requirements under the Business Plan, Reorganized Purina’s leverage and debt service requirements could make it more vulnerable to economic downturns in the agricultural markets Reorganized Purina serves or in the economy generally. Reorganized Purina’s indebtedness could restrict its ability to obtain additional financing in the future and, because Reorganized Purina may be more leveraged than certain of its competitors, could place Reorganized Purina at a competitive disadvantage. In addition, any new financing facility that Reorganized Purina may enter into as of the Effective Date pursuant to the Plan will contain covenants that impose operating and financial restrictions on Reorganized Purina. These covenants could adversely affect Reorganized Purina’s ability to finance future operations, potential acquisitions or capital needs or to engage in business activities that may be in its interest, including implementing the Business Plan. See “Description of Registrant’s Securities to be Registered — New Prepetition Credit Facility Notes” and “ — Exit Financing Facility.”

Business Strategy

      Reorganized Purina’s business strategy as embodied in the Business Plan includes adapting its business to the trends of consolidation of production and vertical integration that are reshaping the industries Reorganized Purina serves. Reorganized Purina intends to implement this strategy, in part, by developing joint ventures and strategic alliances. There can be no assurance that Reorganized Purina will be successful in identifying appropriate joint venture or strategic alliance partners or in consummating such transactions, or that any newly acquired partners will be successfully integrated into Reorganized Purina’s business. There also can be no assurance that Reorganized Purina’s other business strategies, such as broadening its distribution network through the ACS initiative and building the Purina brand with lifestyle animal owners, will result in the expected benefits or any benefits at all. See “Business — Business Plan and Strategy for Reorganized Purina.”

Federal Income Tax

      According to regulations issued by the United States Treasury Department, each subsidiary of a corporation that was a member of a consolidated group during any part of a consolidated return year is severally liable for the consolidated federal income tax liability of the entire group for that year, even if the subsidiary in question had no taxable income on a stand-alone basis for that year. The presence of a tax sharing agreement between corporations filing a consolidated return does not affect any group member’s liability to the Internal Revenue Service (the “IRS”) for unpaid federal income taxes owed by the group. As a result, Reorganized Purina will remain severally liable for any deficiencies arising out of consolidated federal income tax returns filed by Koch Industries beginning in 1998 and ending the year that PM Holdings leaves the Koch Industries consolidated group pursuant to the Plan. Pursuant to a tax sharing agreement to be entered into in connection with the PMI Merger, Koch Industries will agree to indemnify Reorganized Purina with respect to any such liability under most, but not all, circumstances.

      In addition, the IRS is conducting an audit of Old Purina’s separate federal income tax returns for all open years for which Old Purina was not an affiliate of Koch Industries. If the Effective Date occurs prior to settlement with the IRS of any material tax claims arising out of the audit, Reorganized Purina could be subject to a potential material tax liability. Any such liability could have a material adverse effect on Reorganized Purina.

Integration of Commodity Purchasing and Other Business Functions

      Reorganized Purina’s management expects to achieve cost savings, operating efficiencies, revenue enhancement and other synergies from integrating and transitioning into Reorganized Purina the commodity purchasing function previously performed for Old Purina by Koch Agriculture’s Nutrient Services Division. This transition was effective in early 2000. However there can be no assurance that the expected cost savings, operating efficiency, revenue enhancement and other synergies will be realized.

      Since the 1998 Merger, Old Purina and its subsidiaries have contracted with Koch Industries or its affiliates for a variety of corporate support services, including the administration of employee benefits and payroll services, technology services and insurance services. Since January 2000, Reorganized Purina is providing these programs, benefits and services and there can be no assurance that the transition to Reorganized Purina of responsibility for administering or providing these programs, benefits and services will not result in added costs to Reorganized Purina. See “Certain Relationships and Related Transactions.”

Loss of Customers

      One of Reorganized Purina’s strengths is its network of more than 4,500 independent dealers that sell its feed products. However, like Reorganized Purina, these dealers, as well as other direct purchasers of Reorganized Purina’s feed products are subject to the recent significant downturns in the agricultural markets and the highly competitive and consolidating nature of the animal production industry. Reorganized Purina believes that certain of their significant customers (both dealers and direct purchasers) recently have experienced adverse financial results of operations. This apparent development could result in lower feed product sales to such customers. Any significant decline in Reorganized Purina’s sales of feed products could have a material adverse effect on Reorganized Purina’s results of operations and financial condition. Based on aggregate feed tons sold in 1999, no single customer accounted for more than 1% of feed tons sold by Old Purina.

Pension Liabilities

      The Koch Entities and Old Purina each sponsor certain defined benefit pension plans (the “Qualified Pension Plans”) for certain of their employees, which (a) are covered by Title IV of Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and (b) are subject to the minimum funding standards of the Internal Revenue Code and ERISA. According to regulations issued by the United States Treasury Department and the Pension Benefit Guaranty Corporation (the “PBGC”), the Koch Entities and Old Purina are considered to be members of the same “controlled group” of corporations for purposes of ERISA and the Internal Revenue Code and thus are jointly and severally liable for (i) any funding deficiency or unpaid PBGC premiums with respect to any of the Qualified Pension Plans and (ii) any unfunded benefit liabilities if any of the Qualified Pension Plans are terminated, either by the plan sponsor or by the PBGC. The PBGC and the Qualified Pension Plans retain the right to seek available remedies under applicable law against the Koch Entities and Reorganized Purina. Pursuant to the Koch Indemnity Agreement, Koch Industries has agreed to indemnify Reorganized Purina with respect to all such liabilities relating to the Qualified Pension Plans sponsored by the Koch Entities, and Reorganized Purina has agreed to indemnify the Koch Entities with respect to all such liabilities relating to the Qualified Pension Plans sponsored by Reorganized Purina for union employees. See “Executive Compensation — Employee Benefit Matters — Existing Benefit Programs.”

Seasonality

      Reorganized Purina’s results of operations are seasonal, with a higher percentage of their volume and earnings being generated during the fourth and first quarters of the year. This seasonality is driven largely by weather conditions affecting Reorganized Purina’s beef cattle products. If the weather is particularly warm during the winter, then sales of feed for beef cattle may decrease as compared with normal seasonal patterns because the cattle may be better able to graze under warmer conditions. Other product lines are affected marginally by seasonal conditions, but these conditions do not materially affect Reorganized Purina’s overall quarter-by-quarter results of operations. The seasonality of Reorganized Purina’s businesses may have a material adverse affect on the results of operation achieved by Reorganized Purina.

Consumer Trends

      The demand for Reorganized Purina’s primary products is influenced by the strength of the animal production and processing industries. Although consumer health concerns about meat, milk and eggs could adversely affect those industries, Reorganized Purina believes that it is well positioned to capitalize on the opportunity to meet changing consumer demands. There can be no assurance, however, that Reorganized Purina will successfully develop products and programs that assist in the production of leaner, healthier food products and will not be adversely affected by increasing consumer health concerns or changes in consumer preferences.

Year 2000 Compliance

      Old Purina did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, Reorganized Purina does not expect any significant impact to its ongoing business as a result of “Year 2000” issues. However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar problems, such as leap year-related problems, may occur with billing, payroll or financial closings at month, quarterly or year end. In addition, Reorganized Purina still could be negatively affected if its customers or suppliers are adversely affected by Year 2000 or similar issues. Reorganized Purina currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers and suppliers.

      Old Purina expended approximately $25.4 million on Year 2000 readiness efforts and other comprehensive information system improvements and enhancements from 1997 through 1999. These efforts included replacing some outdated, noncompliant hardware and noncompliant software, as well as identifying and remediating Year 2000 problems.

Regulatory Compliance

      Reorganized Purina’s operations are subject to regulation by federal, state and local agencies that administer laws governing health, safety and the protection of the environment, including the United States Food and Drug Administration and the United States Department of Agriculture. Reorganized Purina believes that the procedures currently in effect at its facilities are consistent with industry practice and are in general compliance with such laws and regulations to the extent that compliance is not prohibited by the commencement of the Reorganization Cases. However, future violations of such laws, the enactment of stricter laws or regulations or the implementation of more aggressive enforcement policies could adversely affect Reorganized Purina’s operations or financial condition.

      In particular, Reorganized Purina is subject to federal, state and local environmental laws and regulations involving the management and disposal of solid animal waste material resulting from the production, processing and preparation of foods. Reorganized Purina cannot guarantee that it will not in the future (a) incur liability for the investigation and remediation of spills and other releases of hazardous substances or (b) incur significant costs in connection with compliance with environmental laws and regulations at its facilities.

Certain Anti-Takeover Effects

      Certain provisions of the Amended and Restated Certificate of Incorporation of Reorganized Purina (the “Amended Certificate”) and Amended and Restated By-Laws of Reorganized Purina (the “Amended By-Laws”), as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control of Reorganized Purina. Such provisions, including those providing for the possible issuance of preferred stock and regulating the nomination of directors, together with Reorganized Purina’s adoption of a rights agreement (“the Share Purchase Rights Agreement”), may make it more difficult for other persons, without the approval of Reorganized Purina’s Board of Directors, to make a tender offer or otherwise acquire substantial amounts of the Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See “Description of Registrant’s Securities to be Registered — Delaware Law and Certain Charter and By-Law Provisions” and “ — Share Purchase Rights Agreement.”

Lack of Established Market for Common Stock; Certain Investment Limitations; Possible Volatility

      No established market exists for the Common Stock. Although Reorganized Purina intends to list the Common Stock on the Nasdaq National Market (see “Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” and “Description of Registrant’s Securities to be Registered”), there can be no assurance, even if such listing is authorized, that an active market for such securities will develop or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market that does develop. Further, the Common Stock will be issued pursuant to the Plan to holders of prepetition claims, some of which holders may prefer to liquidate their investment rather than to hold it on a long-term basis. Accordingly, it is anticipated that the market for the Common Stock will be volatile, at least for an initial period after the Effective Date. Moreover, although the Plan was developed based upon an assumed reorganization value of $18.50 per share of the Common Stock (assuming the Warrant is not exercised), such valuation is not an estimate of the price at which the Common Stock may trade in the market. In addition, the market price of the Common Stock will be subject to significant fluctuations in response to numerous factors, including variations in Reorganized Purina’s annual or quarterly financial results or those of its competitors, changes by financial analysts in their estimates of the future earnings of Reorganized Purina, conditions in the economy in general or in the animal nutrition industry in particular or unfavorable publicity. The stock market also has, from time to time, experienced significant price and volume fluctuations that have been unrelated to the operating performance of companies with publicly-traded securities. No assurance can be given as to the market price for Common Stock.

Security Interests

      Substantially all cash, receivables, inventory and other assets of Reorganized Purina and its subsidiaries will be subject to various liens and security interests. See “Description of Registrant’s Securities to be Registered — New Prepetition Credit Facility Notes” and “ — Exit Financing Facility.” If a holder of a security interest becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell or otherwise transfer the collateral subject to its security interest, and the collateral accordingly would be unavailable to Reorganized Purina or the subsidiary owning the collateral and to other creditors of Reorganized Purina or such subsidiary, except to the extent, if any, that such other creditors have a superior or equal security interest in the affected collateral, or the value of the affected collateral exceeds the amount of indebtedness in respect of which such foreclosure rights are exercised.

Dividend Policies; Restrictions on Payment of Dividends

      Reorganized Purina does not anticipate paying any dividends on the Common Stock in the foreseeable future, other than the issuance of share purchase rights pursuant to the Share Purchase Rights Agreement. See “Description of Registrant’s Securities to be Registered — Share Purchase Rights Agreement.” In addition, covenants in certain debt instruments to which Reorganized Purina will be a party will restrict the ability of Reorganized Purina to pay dividends and may prohibit the payment of dividends and certain other payments. See “Description of Registrant’s Securities to be Registered — New Prepetition Credit Facility Notes” and “ — Exit Financing Facility.” Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

Noncomparability of Historical Financial Information

      As a result of the consummation of the PMI Merger and the Plan and the other transactions contemplated thereby, Reorganized Purina will be operating the business of Old Purina under a new capital structure. In addition, Reorganized Purina will be subject to the fresh start accounting rules. Accordingly, the financial condition and results of operations of Reorganized Purina will not be comparable to the financial condition or results of operations reflected in the historical financial statements of Old Purina contained in this Registration Statement.

FINANCIAL INFORMATION

Selected Historical Financial Information

      The following selected historical financial information is qualified by reference to and should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and Reorganized Purina’s financial statements and Notes thereto included elsewhere in this Registration Statement. The Consolidated Statements of Operations Data for each of the years in the three year period ended December 31, 1999 and the Consolidated Balance Sheet Data as of December 31, 1998 and 1999 presented below, have been derived from Reorganized Purina’s audited financial statements included elsewhere in this Registration Statement. The Consolidated Balance Sheet Data as of December 31, 1997, 1996 and 1995 and the Consolidated Statements of Operations Data for the years ended December 31, 1996 and 1995 has been derived from audited financial statements not included in this Registration Statement.

      The consolidated financial data for the period prior to March 13, 1998 has been prepared on the predecessor basis of Old Purina. The consolidated balance sheets at December 31, 1999 and December 31, 1998 are not comparable with the December 31, 1997, 1996 and 1995 balance sheets presented. Operating results subsequent to the 1998 Merger are comparable to the operating results prior to the 1998 Merger except for depreciation expense, amortization of intangible assets, interest expense and post- retirement health care costs. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of Reorganized Purina and related notes and other financial information included elsewhere herein.

PM HOLDINGS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations Data

	(Dollars in Thousands)

	Post-Merger		Pre-Merger

	Year Ended	March 13 to	January 1 to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	March 12,	December 31,	December 31,	December 31,
	1999	1998	1998	1997	1996	1995

NET SALES	$881,936	$784,408	$214,272	$1,128,390	$1,212,197	$1,047,169

COSTS AND EXPENSES:

Cost of products sold	706,888	640,359	171,233	912,984	1,011,916	836,313

Marketing, distribution and advertising	91,477	73,064	17,543	87,333	84,751	83,840

General and administrative	65,455	59,900	27,587	55,706	55,330	57,061

Amortization of intangibles	15,126	14,491	3,383	20,572	19,487	18,551

Research and development	5,978	5,429	1,376	7,166	6,982	6,744

Provision for plant closings and asset impairments	19,655	—	—	4,402	14,042	—

Provision for intangible asset impairment	161,593	—	—	—	—	—

Provision for loss on guarantees	—	14,175	—	—	—	—

Restructuring expenses	18,102	—	—	—	—	—

Other (income) expense — net	743	4,470	109	(3,497)	(10,517)	2,818

	1,085,027	811,888	221,686	1,084,666	1,181,991	1,005,327

OPERATING INCOME (LOSS)	(203,091)	(27,480)	(7,414)	43,724	30,206	41,842

Interest expense, net	48,698	39,467	8,047	41,557	43,647	44,588

Income (loss) before income taxes	(251,789)	(66,947)	(15,461)	2,167	(13,441)	(2,746)

Provision (benefit) for income taxes	29,004	(23,784)	(5,713)	1,698	(3,415)	571

NET INCOME (LOSS)	$(280,793)	$(43,163)	$(9,748)	$469	$(10,026)	$(3,317)

PM HOLDINGS CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheet Data

	(Dollars in Thousands)

	December 31,

	Post-Merger		Pre-Merger

	1999	1998	1997	1996	1995

Total Assets	$589,015	$815,712	$592,914	$613,446	$637,665

Short-term

Borrowings	287,031	27,550	19,170	23,136	33,712

Long-term Debt	—	538,547	340,209	364,349	371,306

Stockholder’s

Equity (Deficit)	(215,802)	66,337	(16,182)	7,713	24,157

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following section of this Registration Statement contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words “anticipate,” “believe,” “estimate,” and “expect” and similar expressions as they relate to Reorganized Purina or its management are intended to identify such forward-looking statements. Reorganized Purina’s actual results, performance or achievements could differ materially from the results, performance or achievements expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in “Risk Factors” and elsewhere in this Registration Statement.

Overview

      Old Purina’s overall financial performance during 1999 was severely impacted by the overall depressed conditions in the agriculture industry. This is particularly evident in the swine industry where prices for market hogs remain depressed. These depressed conditions resulted in a decrease of 32% in volume of swine feed sales for the year December 31, 1999.

      In connection with the 1998 Merger, Old Purina incurred a significant amount of indebtedness. See “Business — Background.” Old Purina’s substantial degree of leverage limited its flexibility to adjust to the depressed conditions in the agricultural industry and made it particularly vulnerable to the downturn in the swine market. As a result of its financial condition during 1999 and its substantial degree of leverage, Old Purina’s ability to finance its working capital requirements was adversely affected by its cash requirements for debt service. On September 15, 1999, Old Purina failed to make a scheduled interest payment of $15.75 million due to the holders of the Senior Subordinated Notes. On October 21, 1999, the Indenture Trustee for the Senior Subordinated Notes accelerated such notes as a result of the failure to make such interest payment. On September 30, 1999, Old Purina failed to pay $2.1 million in principal payments under the Prepetition Credit Facility. Such principal payment was subsequently made on October 27, 1999. Old Purina defaulted under both the Notes Indenture and the Prepetition Credit Facility. Faced with these events and an inability to service future interest payment on the Senior Subordinated Notes, Old Purina commenced the Reorganization Cases. See “ — Liquidity and Capital Resources.”

      Reorganized Purina develops, manufactures and markets a comprehensive line of animal nutrition products for dairy cattle, beef cattle, hogs, horses and poultry, as well as specialty feeds for rabbits, zoo animals, birds, fish and pets. For the year ended December 31, 1999 the product mix by volume was approximately 26% for dairy, 29% for beef cattle, 14% for hogs, 12% for horses, 7% for poultry and 12% for all others. The feed industry generally prices products on the basis of aggregate ingredient cost plus a dollar amount margin, rather than a gross profit percentage. As ingredient prices fluctuate, the changes are generally passed on to customers through weekly changes in Reorganized Purina’s price lists. Feed tonnage and total income over ingredient cost (“IOIC”), which is net sales minus cost of ingredients, and gross profit (IOIC less manufacturing costs), rather than sales dollars, are the key indicators of performance because of the distortions in sales dollars caused by changes in commodity prices and product mix between complete feed and concentrate products, to which customers add their own base ingredients, such as corn and other grains. Historically, when the price of grains has been relatively high, more of Old Purina’s customers have tended to purchase complete rations and Old Purina’s sales volume has been higher; alternatively, when the price of grains has been relatively low, more of Old Purina’s customers have tended to use their own grains and mix them with Old Purina’s higher-margin concentrates, resulting in lower sales volume but relatively higher overall unit margins.

      Reorganized Purina expects the U.S. feed industry to further consolidate in the years ahead. Although the total volume of processed feed sold into the commercial market segment may decline, larger producers are tending to purchase products with lower inclusion rates and higher margins. As they grow larger, these producers are typically better able to measure performance differences and make sound economic decisions regarding nutrition and management programs. Competition in the industry occasionally limits Reorganized Purina’s ability to pass ingredient price increases on to its customers; however, management believes that Reorganized Purina’s knowledge of the nutritional value of ingredients and its sophisticated least-cost formulation system enable Reorganized Purina to provide products that meet its nutritional standards and maintain product quality while minimizing product cost.

      The economic environment in the agricultural industry during 1998 and 1999 has been a difficult one for many individual producers and companies that participate in the sector. Livestock commodity prices have been depressed and reached historic lows in many markets. In addition to the overall economic environment, there is significant continuing competition in all areas of agriculture, including the feed industry.

      Competition in the industry has caused Reorganized Purina and some of its competitors to develop market and production risk arrangements for their customers to promote sales. Old Purina entered into several production and marketing joint venture arrangements with its animal production customers, especially in the swine sector, in order to facilitate additional feed sales.

      Additionally, to capitalize on the consolidation of the hog industry, Old Purina implemented a strategy in 1997 that was expected to result in control over the feeding of approximately six million market hogs over four years. The program provides a source of high quality weanlings and feeder pigs (“feeders”) to independent hog producers and gains the related feed business for Old Purina. Under this program, at December 31, 1999, Old Purina had future net purchase commitments, subject to the counterparties’ ability to perform, to acquire over 0.5 million feeders over the next eight years. Approximately 37% of these commitments are at fixed prices whereas the other 63% vary based on current or published futures prices. The net purchase commitment of 0.5 million feeders represents gross commitments during such period for approximately 3.7 million feeders less 3.2 million feeders which have contractually been sold. These contractual sales are subject to the credit worthiness of the third parties which may have deteriorated due to the prolonged decline in the hog market.

      Additionally, Reorganized Purina has direct ownership of several hog operations which are expected to produce an additional 1.6 million feeders over the next ten years. As hog producers have been experiencing depressed market prices for their end products, Reorganized Purina has significant exposure relating to its feeder pig program, direct hog ownership and joint venture interests in hog operations. At December 31, 1999 and December 31, 1998, Old Purina had $8.6 million and $10.3 million, respectively, in hog inventory.

      Based on published market prices at December 31, 1999, Reorganized Purina’s net commitment to purchase the 0.5 million feeders totals approximately $17.0 million. This is a decrease of $233.0 million from such amount at December 31, 1998 due to the rejection of certain executory contracts in accordance with Old Purina’s Chapter 11 bankruptcy filing totaling approximately $139.0 million, feeder purchases during the year, renegotiation of future purchase agreements, additional contracts for the sale of feeders in the future and the change in hog market prices. Upon receipt of the feeders, Reorganized Purina can either sell them at current market prices, feed the pigs at its owned or leased facilities, or contract with independent producers to feed the pigs. Based on 1999 contractual commitments, estimated feed costs, counterparty risks and current spot and futures prices, Reorganized Purina’s loss in 2000 associated with its swine exposure is estimated to be approximately $2.5 - 5.0 million. Depending on the future market price for both feeders and market hogs, any or all of the options available to Reorganized Purina could have a significant adverse impact on earnings, cash flows and liquidity.

      During 1999 Old Purina focused on managing and mitigating the impact of the significant decline in hog prices on its performance. With the price of hogs having increased moderately from December 1998, which was the lowest price in nearly forty years, and through the efforts of management, Old Purina mitigated some of its swine exposure in an effort to reduce the negative implications on future earnings, cash flow and liquidity. In April 1999, Old Purina locked in a margin on market hogs to be marketed during the remainder of 1999 by entering into futures contracts for market hogs and the major feed ingredients to grow the hogs. This action resulted in limiting the risk of any market decline for the remainder of the year on these hogs, but also limited the potential for gain if market prices significantly increased. Reorganized Purina has locked in some, but not all, margin for hogs to be marketed in 2000 and, as such, Reorganized Purina is subject to risk of further fluctuations in the price of market hogs, which could have a material adverse impact on results of operations and liquidity.

      During 1999, Old Purina made the decision to discontinue manufacturing operations at five of its facilities. Products for distribution to customers of the closed facilities are being manufactured at Reorganized Purina’s other facilities. In connection with these plant closures, Old Purina recorded a loss of $13.1 million on manufacturing assets, representing the amount by which the book value exceeds the estimated net realized value. Estimated demolition costs of $1.2 million, severance costs of $0.4 million and a write-off of $5.0 million for related goodwill were also recorded. Reorganized Purina will continue to review the performance of its facilities in an attempt to optimize overall capacity and maximize profits. This review may result in the decision to discontinue operations at additional facilities which would result in an additional loss provision being recorded.

Results of Operations

      Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      The overall economic environment in the agricultural industry during 1998 and 1999 has been a difficult one for many companies. Continued depressed commodity prices and low market prices for producer products caused 1999 net sales to decrease 11.7% from the 1998 period. While gross profit decreased $12.0 million or 6.4% from 1998 due primarily to increased competition in the industry, the Company’s gross profit percentage increased to 19.8% from 18.7% due to production efficiencies. As a result, average feed IOIC per ton was $63.73 for 1999, approximately equal to the amount for 1998. Overall volume was 4.32 million tons for the year 1999, a decrease of 6.7% from 1998.

      Beef cattle and dairy cattle feed tons remained fairly constant in 1999 with overall volume totaling 1.27 million and 1.11 million tons, respectively. Hog volume decreased 32.4% reflecting the depressed market conditions for producers and the loss of customers resulting from the consolidation within the hog industry.

      Sales of horse feed remained strong as Old Purina increased its market share with a volume increase of 12.3% during 1999 as total volume was just under 0.50 million tons. This increase continued the trend for the past seven years as Old Purina’s products continued to have strong customer acceptance. Laying chicken and meatbird volume decreased 18.9% primarily as a result of a major customer incurring severe financial difficulties and discontinuing any purchases from Old Purina. Specialty and other volume increased 2.8% over 1998 as a result of continued emphasis on promotion of these products.

      The decrease in overall volume caused a corresponding decrease in cost of products sold. Ingredient costs decreased $101.8 million and total cost of products sold decreased $104.7 million, or 12.9% from 1998. Manufacturing costs also decreased $2.9 million due to the lower 1999 volume and the discontinuance or curtailment of manufacturing operations at five locations. Marketing, distribution and advertising costs remained fairly constant as the decrease in expense attributable to the volume decline was offset by continuing costs associated with the ACS initiative. General and administrative expenses were 7.4% of sales for 1999 as compared to 7.2% in 1998, excluding the $15.9 million expense in 1998 for compensation paid management and holders of options and stock rights.

      Amortization expense and research and development expenses, as a percentage of sales, remained fairly constant as Old Purina continued its emphasis on product developments.

      During 1999 Old Purina made the decision to discontinue or curtail manufacturing operations at five of its facilities. Products for distribution to customers of the closed facilities are being manufactured at Old Purina’s other facilities. In connection with these plant closures, Old Purina recorded a loss of $13.1 million on manufacturing assets, representing the amount by which the book value exceeds estimated fair value. Estimated demolition costs of $1.2 million, severance costs of $0.4 million and a write-off of $5.0 million for related goodwill were also recorded. Also, in 1999, Old Purina recorded a provision for loss on impairment of intangible assets of $161.6 million. The provision reduces the carrying cost of intangible assets to management’s estimate of the fair value of intangible assets at December 31, 1999. Management’s estimate is based upon the expected net realizable value of Purina Mills on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Chapter 11 filings and circumstances relating to this event, including Old Purina’s highly leveraged financial structure, such continuity of operations and realization of assets and liquidation of liabilities is subject to significant uncertainty.

      During the third quarter of 1999, Old Purina conducted a comprehensive strategic business review,

including the development of a business plan which addressed both short-term and longer-term issues required to stabilize and turn around the business. See “Business “ Business Plan and Strategy for Reorganized Purina.” In connection with the Business Plan and the Reorganization Cases, Old Purina incurred advisory fees and expenses of $10.7 million during 1999. Additionally, Old Purina recorded severance costs of $3.9 million, bank fees of $1.4 million and compensation expense of $2.1 in connection with the KERP Program during 1999. These costs and fees are shown as restructuring expenses.

      Other (income) expense, net for 1999 relates to service fees for swine and dairy management, the (income) loss of equity investments and losses on marketing arrangements. The amount approximates the amount for 1998, excluding the 1998 loss of $4.6 million on the sale of discontinued products.

      Interest expense for 1999 increased $1.2 million as a result of the increase in the outstanding debt under the Prepetition Credit Facility. The 1999 provision for income taxes, in addition to not recording a tax benefit for 1999 losses, reflects the establishment of a valuation allowance on Old Purina’s deferred tax assets. There is no assurance that the deferred tax assets or tax benefit of 1999 losses would be realized considering the bankruptcy filing and the expected discontinuance of its tax sharing agreement with Koch Industries. The 1998 effective income tax rate approximates the statutory rate.

      Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Due to overall lower commodity prices, net sales decreased 11.5% from the 1997 period. Gross profit decreased $28.3 million in 1998, or 13.1% from 1997. Overall volume was 4.63 million tons for the year ended December 31, 1998, a 1.6% decrease from 1997. The decrease in volume was attributable to a decrease in animal numbers, extreme depressed prices for end products of producers and continued consolidation in the hog industry. Average feed IOIC per ton was $63.66 for 1998, a 2.2% decrease from the prior year. The decrease in average feed IOIC per ton was attributable to intense competition, low commodity prices and the depressed agriculture economy.

      Beef cattle feed tons remained consistent with the 1997 period, although the Company experienced intense competition for the cattle feed business. Dairy cattle feed tons decreased 4.2% due to some product mix switch to concentrates and a decrease in the number of smaller dairy operations. Hog volume decreased 3.9% due to the depressed market conditions and the resulting pressure on hog feed margins.

      Horse feed volume increased 8.4% over the 1998 period. The success in growing this business was the result of continued aggressive promotion of products. Laying chicken and meatbird feed volume decreased 11.9% from 1997. The decrease can be attributed to the loss of sales of lower margin turkey and broiler feed to two large customers. Specialty and other volume increased 3.2% over 1997.

      Cost of products sold decreased $101.4 million, or 11.1% from 1997, due primarily to the $122.1 million decrease in ingredient costs. This decrease was partially offset by 1998 net losses of $13.8 million from Old Purina’s hog program due to the severely depressed hog market. Manufacturing expenses increased $6.9 million over the 1997 period due primarily to increased depreciation expense and other costs associated with the opening of the new Lubbock mill in the fourth quarter of 1998. Marketing, distribution and advertising costs increased $3.3 million from 1997 due primarily to an increase in the sales force and costs associated with the roll out of the ACS initiative. General and administrative expenses increased $31.8 million primarily due to the $15.9 million of compensation paid to management and holders of options and stock rights units as a part of the 1998 Merger, an increase in the provision for bad debt losses on capital loans and trade receivables of $10.2 million and $5.0 million attributable to increased information system costs and relocation and severance costs. The additional bad debt provision is primarily related to customers in the hog industry.

      Amortization of intangibles and research and development costs remained consistent with the 1997 period.

      The provision for loss on guarantees of $14.2 million includes an $11.5 million charge for a guarantee Old Purina had to an entity that provided funding for Old Purina’s network of independently- owned dealers and producers. The remaining $2.7 million relates to loan guarantees made to banks to assist the Old Purina Companies’

customers in obtaining bank loans for working capital, lines of credit, and additions to property, plant and equipment.

      Other (income) expense, net for 1998 relates to service fees for swine and dairy management, the (income) loss on Old Purina’s equity investments, losses on marketing arrangements and losses on the sale of discontinued products. An increase in service fees of $1.1 million over 1997 was offset by losses on marketing arrangements of $5.9 million due primarily to the depressed conditions prevailing in the hog market. Additionally, Old Purina incurred a charge of $4.6 million in 1998 on the sale of discontinued products and a charge of $1.0 million in 1997 related to an aborted recapitalization project.

      Interest expense for 1998 increased $6.0 million as a result of the increase in the outstanding debt under the Prepetition Credit Facility and the Senior Subordinated Notes. Old Purina’s effective income tax rate in 1998 approximated the statutory rate. Old Purina’s effective income tax rate exceeded the statutory rate in 1997 due to amortization of goodwill not being allowed as a tax deduction. Management reviewed the realization of the deferred tax assets at December 31, 1998 and believed it was more likely than not that they would be realized through future taxable earnings.

Liquidity and Capital Resources

      For the year ended December 31 1999, net cash used in operating activities was $32.0 million compared to $19.8 million net cash provided during the same period in 1998. The increase in net cash used results primarily from the reduction in payables of $31.8 million, a reduction in advance payments of $6.4 million and an $11.6 million increase in the cash operating loss.

      Net cash used in investing activities was $23.3 million and $28.7 million for the years ended December 31, 1999 and 1998, respectively. This change was due to a decrease in capital expenditures of $8.8 million as construction of the Lubbock, Texas plant was completed in the last quarter of 1998. This decrease was partially offset by an increase in capital loans over the comparable 1998 period.

      Net cash provided by financing activities in 1999 includes borrowings on the Prepetition Credit Facility of $67.5 million less the term loan repayment of $5.5 million. Net cash provided by financing activities in 1998 includes the proceeds from the Prepetition Credit Facility of $220.0 million, the proceeds from the Senior Subordinated Notes of $350.0 million less the repayment of certain prior indebtedness totaling $388.7 million and payments of $253.3 million, including $8.0 million acquisition costs, for the purchase of PM Holdings shares in connection with the 1998 Merger. In addition, net cash used in financing activities in 1998 includes payments of $12.4 million for financing costs.

      In connection with filing Old Purina’s Reorganization Cases, Old Purina obtained debtor in possession financing to ensure sufficient liquidity to meet ongoing operating needs. In November, 1999, Old Purina obtained Bankruptcy Court approval for borrowings up to $50 million under the Revolving Credit and Guarantee Agreement (the “DIP Credit Agreement”). Under the DIP Credit Agreement, Old Purina was permitted to borrow at the bank’s alternative base rate plus 2% or, at Old Purina’s option, the London inter-bank offered rate plus 3%. The obligations of Old Purina under the DIP Credit Agreement were guaranteed by PM Holdings Corporation and certain Old Purina subsidiaries.

      At December 31, 1999, Old Purina had $48.1 million in cash and cash equivalents on hand with no amount available for borrowing under the Prepetition Credit Facility. However, $49.1 million was available for borrowing under the DIP Credit Agreement. Old Purina has operated with a relatively low working capital level because a majority of its sales are made on terms whereby customers receive a 3% discount if payment is received immediately upon shipment of feed products, and raw ingredients are normally purchased just prior to manufacturing and shipment.

      Old Purina’s capital expenditures during fiscal year 1999 were approximately $21.0 million, which includes $3.3 million related to the new accounting and information reporting system.

      Under the Plan, on the Effective Date holders of prepetition credit facility notes will receive, among other things, their pro rata share of new debt instruments under a new term loan credit agreement (the “Reinstated Credit Agreement”). The Reinstated Credit Agreement is expected to be $225 million in principal amount, $175 million of which will be Tranche A notes and $50 million of which will be Tranche B notes. Tranche A notes will bear interest per annum at the alternative base rate plus an applicable margin (ranging from 1.75% to 2.50%) or, at Reorganized Purina’s option, the London interbank offered rate plus an applicable margin (ranging from 2.75% to 3.50%). Interest will be payable monthly in arrears. The Tranche A notes will mature on December 31, 2003. The Tranche B notes will mature on December 31, 2002. The obligations of Reorganized Purina under the Reinstated Credit Agreement will be guaranteed by certain subsidiaries of Reorganized Purina.

      Under the Plan, on the Effective Date Reorganized Purina will enter into a $50 million revolving exit financing facility (the “Exit Financing Facility”) with certain senior lenders for working capital, capital expenditures and new letters of credit. Reorganized Purina will be permitted to issue up to $30 million letters of credit under the Exit Financing Facility. Holders of prepetition and postpetition letters of credit will be issued new letters of credit under the Exit Financing Facility. Loans under the Exit Financing Facility are expected to bear interest per annum at the London interbank offered rate plus 2.75%. Interest will be payable monthly in arrears. Reorganized Purina will also incur a facility fee of $500,000 and will be required to pay a commitment fee of 0.50% per annum on the unused amount of the Exit Financing Facility. The Exit Financing Facility will mature thirty months from its inception. The obligations of Reorganized Purina under the Exit Financing Facility will be guaranteed by certain subsidiaries of Reorganized Purina.

Quantitative and Qualitative Disclosure About Market Risk

      Loans under the Reinstated Credit Agreement and the Exit Financing Facility bear interest at floating rates which are, at Reorganized Purina’s option, based either upon bank prime or Eurodollar rates. Reorganized Purina expects to primarily pay interest based on the three month London interbank offered rate plus an applicable margin ranging from 2.75% to 3.5%. As a result, Reorganized Purina will be subject to interest rate risk. To mitigate the impact of fluctuations in interest rates, Reorganized Purina intends to continue to utilize interest rate swaps and collars to fix the rate on its floating rate debt.

Recently Issued Statements of Financial Accounting Standards

      In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize these items as assets and liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 becomes effective for fiscal years beginning after June 15, 2000. Reorganized Purina is currently evaluating the impact of SFAS No. 133 on its financial statements.

PROPERTIES

      Reorganized Purina owns its corporate headquarters in St. Louis and a 1,188 acre research center in Gray Summit, Missouri.

      Reorganized Purina expects to operate 48 or fewer feed manufacturing plants located in 25 states, one of which is leased. In addition to on-site storage at each of their manufacturing plants, Reorganized Purina also stores products in owned or leased warehouses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Existing Equity Securities

      The following table sets forth information regarding beneficial ownership of the common stock of PM Holdings as of March 17, 2000 by (i) each person who owns beneficially more than 5% of the common stock of PM Holdings to the extent known to management, (ii) each executive officer and director of PM Holdings and (iii) all directors and executive officers, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

Beneficial Owners	Title of Class	Number of Shares	Percent of Class

Koch Agriculture Company

4111 E. 37th Street, North

Wichita, Kansas 67226	Common	1,000	100%

Director and Executive Officers

Richard E. Knudson	—	—	—

Del G. Meinz	—	—	—

David G. Kabbes	—	—	—

All Directors and Officers as a Group

(3 persons)	—	—	—

Pro Forma Ownership of New Equity Securities

      The following table sets forth information regarding the expected beneficial ownership of the Common Stock as of the Effective Date by (i) each person who owns beneficially more than 5% of Common Stock of Reorganized Purina to the extent known by the management, (ii) each executive officer and director of Reorganized Purina and (iii) all directors and executive officers, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

Beneficial Owners*	Title of Class	Number of Shares	Percent of Class

—	Common	—	—

Directors and Named Executive Officers

Craig Scott Bartlett, Jr.	—	—	—

Robert Cummings, Jr.	—	—	—

Robert Hamwee	—	—	—

Brad J. Kerbs	—	—	—

Darrell D. Swank	—	—	—

Rick L. Bowen	—	—	—

James R. Emanuelson	—	—	—

Other Persons

David R. Hoogmoed	—	—	—

Del G. Meinz	—	—	—

Bradley D. Schu	—	—	—

David G. Kabbes	—	—	—

All Directors and Executive Officers as a Group
(11 persons)	—	—	—

*	Because the Common Stock will not be issued until the Effective Date and issuance is based on the allowed claims in the Reorganization Cases and other variables contained in the Plan, Reorganized Purina is unable to determine, prior to such time, the information required to be disclosed herein other than that as set forth above, including, without limitation, whether any person will own 5% or more of the Common Stock and the number of shares of Common Stock and percentage of outstanding Common Stock that will be held by any person as of the Effective Date. Reorganized Purina will make such information publicly available through an appropriate filing with the Securities and Exchange Commission (the “SEC”) once such information becomes available.

MANAGEMENT

Directors and Executive Officers of PM Holdings and Old Purina

      The following table sets forth certain information concerning the directors and executive officers of PM Holdings and Old Purina as of March 17, 2000. Except as identified below, it is contemplated that such directors and executive officers of Old Purina shall serve in such capacities with Reorganized Purina after the Effective Date. See “— Directors and Executive Officers of Reorganized Purina.”

PM Holdings

Name	Age	Position
Richard E. Knudson	49	Sole Director, President and Chief Executive Officer

David G. Kabbes	37	Secretary

Del G. Meinz	52	Treasurer

Old Purina

Name	Age	Position
James M. Dumler	39	Director*

Timothy A. Durkin	48	Director*

Richard E. Knudson	49	Director*

Brad J. Kerbs	52	Chief Executive Officer and President

David R. Hoogmoed	42	Executive Vice President, Livestock Production Systems Business Group

Darrell D. Swank	36	Executive Vice President and Chief Financial Officer

Del G. Meinz	52	Vice President, Treasurer and Controller

David G. Kabbes	37	Executive Vice President, Secretary and General Counsel

James R. Emanuelson	41	Executive Vice President and Chief Information Officer

Bradley D. Schu	41	Executive Vice President, Dealer Business Group

Rick L. Bowen	47	Executive Vice President, Operations

*	From April 1999 through February 2000, Messrs. Dumler, Durkin and Knudson jointly served in the three-member Office of the Chief Executive Officer of Old Purina. As of February 4, 2000, (a) the three-member Office of the Chief Executive Officer was eliminated and (b) Mr. Kerbs became President and Chief Executive Officer of Old Purina. Messrs. Dumler, Durkin and Knudson are no longer employees of Old Purina and no longer earn a salary; however, they will continue to serve as members of Old Purina’s Board of Directors through the Effective Date without additional compensation. See “Executive Compensation — Employee Benefit Matters — Existing Benefit Programs.”

Mr. Dumler has been a Director of Old Purina since March 1999. From April 1999 through February 2000, he also served as part of the three-member Office of the Chief Executive Officer of Old Purina. Prior thereto, he was Executive Vice President, Corporate Finance for Koch Industries. He joined Koch Industries in 1989 and has served in various management positions, including Vice President, Chemicals Group and Chief Financial Officer, Gas Liquids Group.

Mr. Durkin is Director, Corporate Services & Projects for Koch Industries and has been a Director of Old Purina since March 1999. From April 1999 through February 2000, he also served as part of the three-member Office of the Chief Executive Officer of Old Purina. He joined Koch Industries in 1982 and has served in various operating and marketing capacities, including several operating Vice President roles and President of the former Minerals Division.

Mr. Knudson has been a Director of Old Purina since March 1999 and is the sole director and President of PM Holdings. From April 1999 through February 2000, he also served as part of the three-member Office of the Chief Executive Officer of Old Purina. Previously, he was Group Controller for Koch Industries Agriculture Group. He joined Koch Industries in 1980 and has held various financial management positions, including Assistant Controller for Koch Industries and Group Controller for Koch Refining, Koch Energy and Koch Chemical.

Mr. Kerbs has been President of Old Purina since August 1999 and Chief Executive Officer of Old Purina since February 2000. From August 1999 through February 2000, he acted as Old Purina’s Chief Operating Officer. Previously, he was Executive Vice President of Old Purina beginning in August 1998. He joined Old Purina in 1969 and has served in various operational, administrative, marketing and management positions.

Mr. Hoogmoed has been Old Purina’s Executive Vice President, Livestock Production Systems Business Group since February 2000. From August 1999 through February 2000, he was Senior Vice President, Livestock Production Systems at Old Purina. He joined Old Purina in 1979 and previously has served in various positions, including District Manager, Division Sales Manager, Regional Director of Sales and Marketing, Area General Manager, Central Region Vice President; and, most recently, Vice President, Swine Operations.

Mr. Swank has been Chief Financial Officer of Old Purina since April 1998 and an Executive Vice President of Old Purina since February 2000. In these roles, he currently leads Old Purina’s integrated Finance, Control/Tax and Risk Management Business Capability Group. Prior to his appointment as Chief Financial Officer of Old Purina, he was Chief Financial Officer of Koch Agriculture, a position he held since January 1997. Before joining Koch Agriculture, he was a management consultant with Deloitte Consulting, L.L.C.

Mr. Kabbes joined Old Purina as General Counsel and Secretary in March 1999. He has been an Executive Vice President of Old Purina since February 2000. In these roles, he currently has responsibility for Old Purina’s integrated Human Resources, Legal and Public Relations Business Capability Group. Prior to joining Old Purina, he was an attorney for Koch Industries. Prior to joining Koch Industries in July 1997, he was a partner in the Chicago, Illinois law firm of Schiff Hardin & Waite.

Mr. Emanuelson joined Old Purina in July 1998 and has been Old Purina’s Chief Information Officer since August 1999 and an Executive Vice President of Old Purina since February 2000. In these roles, he currently is responsible for Old Purina’s Information Technology organization. Prior to joining Old Purina, he was employed by Compaq Computer Corporation for seven years, where he held various positions, including Director of Corporate Manufacturing Systems.

Mr. Schu has been a Vice President of Old Purina since August 1998 and became Old Purina’s Executive Vice President, Dealer Business Group in February 2000. He joined Old Purina in 1980 and has served in various positions, including field sales, sales management, Director, Retail Specialty Business Group and Vice President, National Dealer Sales.

Mr. Bowen has been a Vice President of Old Purina since October 1995 and became Old Purina’s Executive Vice President, Operations in February 2000. He joined Old Purina in 1984 and has served in various positions, including Manager Financial Services, District Manager, Division Sales Manager, Region Director of Pricing, Area General Manager, and Vice President, Dairy Operations.

Mr. Meinz has been Vice President, Treasurer and Controller of Old Purina since August 1998. He joined Old Purina in February 1988 as Director of Taxes and was promoted to Controller in September 1993.

There are no family relationships between any of the above-named executive officers and directors.

Directors and Executive Officers of Reorganized Purina

      The following table sets forth information regarding those persons who are expected to serve as directors and executive officers of Reorganized Purina as of the Effective Date. Certain biographical information of each of these directors and executive officers (other than those who are described above, see “ — Directors and Executive Officers of Old Purina”) is presented below.

Name	Age	Position*
Craig Scott Bartlett, Jr.	67	Director

Robert Cummings, Jr.	50	Director

Robert A. Hamwee	29	Director

Brad J. Kerbs	52	Director, Chief Executive Officer and President

David R. Hoogmoed	42	Executive Vice President, Livestock Production Systems Business Group

Darrell D. Swank	36	Executive Vice President and Chief Financial Officer

Del G. Meinz	52	Vice President, Treasurer and Controller

David G. Kabbes	37	Executive Vice President, Secretary and General Counsel

James R. Emanuelson	41	Executive Vice President and Chief Information Officer

Bradley D. Schu	41	Executive Vice President, Dealer Business Group

Rick L. Bowen	47	Executive Vice President, Operations

*	Reorganized Purina intends to identify one additional non-employee Director prior to the Effective Date.

      Mr. Bartlett will become a Director of Reorganized Purina as of the Effective Date. Since 1994 he has been a self-employed corporate director and currently serves on the Board of Directors of NVR, Inc., a homebuilder, Janus Hotels and Resorts, Inc., a hotel and hotel managment company, Allstate Financial Corporation, a commercial finance company and Abrayas Petroleum Corporation, an exploration and development company.

      Mr. Cummings will become a Director of Reorganized Purina as of the Effective Date. He joined Goldman Sachs & Co., an investment bank, in 1973 and served from that date until his retirement in 1998 as a General Partner of the firm. Since his retirement, Mr. Cummings has served as an Advisory Director of Goldman Sachs & Co.

      Mr. Hamwee will become a Director of Reorganized Purina as of the Effective Date. Mr. Hamwee is a Managing Director of GSC Partners which he joined in 1994. Mr. Hamwee was previously associated with The Blackstone Group, where he worked on a wide range of assignments in the Merchant Banking, Mergers & Acquisitions and Restructuring departments.

      There are no family relationships between any of the above-named executive officers and directors.

Reorganized Purina Board of Directors

      Under the Delaware General Corporation Law (the “DGCL”), the business and affairs of Reorganized Purina will be managed under the direction of the Board of Directors of Reorganized Purina, which will initially consist of five members.

      The Amended Certificate and the Amended By-Laws will provide that the size of the Board of Directors will be established from time to time only (a) by an affirmative vote of a majority of the total number of directors that Reorganized Purina would have if there were no vacancies on the Board of Directors or (b) by the affirmative vote of the holders of a majority of the voting stock, voting together as a single class, except as may be provided in any designation containing the express terms of preferred stock to be issued pursuant to resolution of the Board of Directors (a “Preferred Stock Designation”); provided, however, that the number of directors shall not be less than five nor more than nine except as may be provided in any Preferred Stock Designation. When so fixed, such number shall continue to be the authorized number of directors until changed by the stockholders or directors.

      Except as provided otherwise in any Preferred Stock Designation, directors may be elected by the stockholders (a) at an annual meeting of stockholders or (b) if no annual meeting is held or if an annual meeting is held but directors are not elected, at a special meeting of stockholders called for that purpose. Neither the holding of a special meeting of stockholders nor the election of directors at a special meeting of stockholders will, by itself, shorten the term of any incumbent director. Except as may be provided in any Preferred Stock Designation, any vacancy that occurs on the Board of Directors, including any vacancy that results from an increase in the number of directors and any vacancy that results from death, resignation, disqualification, removal or other cause, may be filled only (i) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director or (ii) by the affirmative vote of the stockholders after a vote to increase the number of directors at a meeting called for that purpose. Any director elected to fill a vacancy created by the death, resignation, disqualification or removal of an incumbent director will hold office for the remainder of the term of such incumbent directors.

      Pursuant to the Amended By-Laws, no annual meeting of stockholders will be held in 2000. The first annual meeting of the stockholders of Reorganized Purina will be held in 2001 at such time and on such business day as Reorganized Purina’s Board of Directors determines.

Board Committees

      The Amended By-Laws provide that Reorganized Purina’s Board of Directors may establish an Executive Committee or any other committees as it may from time to time determine are necessary. Reorganized Purina contemplates that the Board of Directors may establish an Executive Committee and will establish an Audit Committee and a Compensation Committee as of or promptly after the Effective Date. The composition of such committees has not been determined, but the membership of the Audit Committee will be comprised of at least three independent directors, and Reorganized Purina expects that the members of the Compensation Committee will be non-employee directors. Under the Amended By-Laws, a committee will possess and may exercise all of the power and authority granted to it by the Board of Directors consistent with the DGCL, provided that such committees may not fill vacancies among the directors or any committee thereof.

      If Reorganized Purina’s Board of Directors establishes an Executive Committee, such committee will possess and may exercise, subject to the control and direction of the Board of Directors, all the powers of the Board of Directors in the management and control of the business of Reorganized Purina, regardless of whether such powers are specifically conferred by the Amended By-Laws; provided, however, that the Executive Committee will have no right to (a) approve a merger or consolidation of Reorganized Purina with or into any other entity or any other material business combination transaction involving Reorganized Purina or any of its significant subsidiaries, (b) authorize the sale of all or substantially all of the assets of Reorganized Purina or (c) fill any vacancies on the Executive Committee or the Board of Directors.

      The Audit Committee, in accordance with a charter to be adopted prior to the Effective Date, is expected to review: (a) the professional services to be provided by Reorganized Purina’s independent auditors and the independence of such firm from management of Reorganized Purina; (b) the scope of the audit by Reorganized Purina’s independent auditors; (c) the annual financial statements of Reorganized Purina; (d) Reorganized Purina’s systems of internal accounting controls; and (e) such other matters with respect to the accounting, auditing and financial reporting practices and procedures of Reorganized Purina as it may find appropriate or as may be brought to its attention.

      The Compensation Committee is expected to: (a) review executive salaries; (b) administer the bonus, incentive compensation and equity incentive plans of Reorganized Purina; and (c) approve the salaries and other benefits of the executive officers of Reorganized Purina. See “Executive Compensation — Employee Benefit Matters — Existing Benefit Programs and Agreements” and “ — New Benefit Programs.” In addition, the Compensation Committee is expected to advise and consult with Reorganized Purina’s management regarding pension and other benefit plans and compensation policies and practices of Reorganized Purina.

Director Nomination Procedures

      The Amended By-Laws provide that nominations for election of directors, except as may be otherwise provided in any Preferred Stock Designation, will be made at a meeting of stockholders by or at the direction of the Board of Directors of Reorganized Purina, or by any stockholder who has complied with the applicable nomination procedures contained in the Amended By-Laws. The Amended By-Laws require that a stockholder’s notice of intent to nominate candidates for election as directors must be delivered to or mailed and received at the principal executive offices of Reorganized Purina, in the case of a special meeting, at the time of the request for the meeting, or, in the case of an annual meeting, not less than 60 days, nor more than 90 days, prior to (a) the date of the first annual meeting following the Effective Date or (b) with respect to subsequent annual meetings, the date on which Reorganized Purina first mailed its proxy materials for the prior year’s annual meeting of stockholders; provided, however, that, if the annual meeting is called for a date that is not within 30 days before or after the anniversary of the prior year’s annual meeting, notice by the stockholder in order to be timely must be so received no later than the close of business on the tenth calendar day following the day on which public disclosure of the date of the annual meeting was made. The Amended By-Laws further require that the notice by the stockholder set forth certain information concerning such stockholder and the stockholder’s nominees, including their names and addresses; proof that such stockholder is entitled to vote at such meeting; the class and number of shares of Reorganized Purina owned or beneficially owned by such stockholder and the stockholder’s nominees; any agreements between the relevant parties pursuant to which the nomination is to be made; such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such stockholder; and the consent of each nominee to serve as a director of Reorganized Purina, if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements.

Compensation Committee Interlocks and Insider Participation

      Since its acquisition by Koch Industries in 1998, Old Purina has not had a Compensation Committee or other committee of the Board of Directors performing similar functions. Previously, decisions concerning compensation of executive officers of Old Purina were made by Old Purina’s Chief Executive Officer or its Board of Directors. The Board of Directors of Reorganized Purina will establish a Compensation Committee effective as of the Effective Date. See “ — Board Committees.”

Director Compensation

      Each non-employee director of Reorganized Purina will be compensated subsequent to the Effective Date in a manner to be determined by the Reorganized Purina Board.

EXECUTIVE COMPENSATION

Summary Compensation Table (1)

      No compensation was paid or is payable to the Chief Executive Officer of PM Holdings, and no employee of PM Holdings received $100,000 or more in compensation. The following table sets forth the annual compensation paid or payable by Old Purina to the Directors constituting the Office of the Chief Executive Officer and the other four most highly compensated executive officers of Old Purina as of December 31, 1999.

			Annual
			Incentive	All Other
		Salary	Bonus(2)	Compensation(3)
Name and Principal Position	Year	($)	($)	($)

James M. Dumler,

Director(4)(5)	1999	33,333	100,000	4,800

Timothy A. Durkin,

Director(4)(5)	1999	33,333	100,000	4,800

Richard E. Knudson,

Director(4)(5)	1999	33,333	100,000	4,800

Dean E. Watson

Former Chief Executive Officer (6)	1999	46,680	—	2,790

Brad J. Kerbs,

President and

Chief Executive Officer(4)(7)	1999	155,834	80,000	4,800

Darrell D. Swank,

Executive Vice President and

Chief Financial Officer(7)	1999	165,000	120,000	3,750

James R. Emanuelson,

Executive Vice President and

Chief Information Officer(7)	1999	156,667	75,000	2,188

Rick L. Bowen,

Executive Vice President,

Operations(7)	1999	128,033	50,000	4,866

(1)	A column to this table entitled “Long Term Compensation” has been excluded because no compensation was paid to any of the named executive officers that requires disclosure as “Long Term Compensation.”

(2)	Amounts shown for 1999 represent bonuses earned during the 1999 calendar year, which were paid during the first quarter of 2000, except for Messrs. Dumler, Durkin, Knudson, Kerbs and Swank who were paid 50% during the first quarter of 2000 with the remainder to be paid at the Effective Date.

(3)	All Other Compensation represents matching payments made by Old Purina under its 401(k) Savings Investment Plan.

(4)	From April 1999 through February 2000, Messrs. Dumler, Durkin and Knudson jointly served in the three-member Office of the Chief Executive Officer of Old Purina. As of February 4, 2000, (a) the three-member Office of the Chief Executive Officer was eliminated and (b) Mr. Kerbs became President and Chief Executive Officer of Old Purina. Messrs. Dumler, Durkin and Knudson are no longer employees of Old Purina and no longer earn a salary; however, they will continue to serve as members of Old Purina’s Board of Directors through the Effective Date without additional compensation.

(5)	Messrs. Dumler, Durkin and Knudson also received salaries (including temporary cost of living adjustments) of $178,250, $150,000 and $162,000, respectively, from Koch Industries.

(6)	Mr. Watson was President and Chief Executive Officer from January through March, 1999.

(7)	Although the annual compensation shown is for the fiscal year 1999, the job titles of the named executive officers reflect promotions each received in February 2000. See “Management — Directors and Executive Officers of Old Purina.”

Employee Benefit Matters

      Existing Benefit Programs

      Old Purina’s employees participated in various retirement and welfare plans administered by Koch Industries, subject to reimbursement to Koch Industries by Old Purina for the cost of such participation. Effective January 1, 2000, Old Purina ceased participating in all of Koch Industries’ benefit plans and adopted new stand-alone plans, which are sponsored and administered by Reorganized Purina. The following discussion summarizes the principal terms of the current plans effective January 1, 2000. See “Executive Compensation — Employee Benefit Matters — New Benefit Programs” for a description of benefit plans to be adopted by Reorganized Purina on the Effective Date.

      Savings Plan. Old Purina established a new 401(k) plan effective January 1, 2000 under which employees are eligible to make before-tax and after-tax contributions. Old Purina makes matching contributions (up to 6% of pay) to the new plan. The new plan accepted a transfer of assets and liabilities from the Koch Industries’ savings plans which covered the Purina employees prior to January 1, 2000.

      Pension Plans. Certain union employees of Old Purina participate in the Purina Mills, Inc. Retirement Plan for Production Employees (the “Purina Pension Plan”), a defined benefit pension plan previously sponsored by Old Purina. Benefits under the Purina Pension Plan are based on a formula that takes into account service and final average pay.

      Other union employees of Reorganized Purina participate in a multi-employer pension plan. Prior to January 1, 2000, Koch Industries made contributions to this plan on behalf of the covered employees. Old Purina reimbursed Koch Industries for these contributions. Old Purina began making these contributions directly to the multi-employer pension plan on January 1, 2000.

      Pursuant to an indemnity agreement with the Koch Entities (the “Koch Indemnity Agreement”), Reorganized Purina has agreed to indemnify the Koch Entities with respect to any possible liabilities under Title IV of ERISA relating to these pension plans. See “Certain Relationship and Related Transactions”.

      The CAP Plan. Prior to 1994, certain executives of Old Purina elected to defer certain bonuses under a capital appreciation plan (“the CAP Plan”). Executives who made such deferrals are entitled to receive retirement and death benefits under the CAP Plan. Prior to the Petition Date, benefits under the CAP Plan were paid by Koch Industries, and Old Purina reimbursed Koch Industries for the cost of these benefits. As of December 31, 1999, the projected benefit obligations under the CAP Plan were $24.0 million. For the year ended December 31, 1999, the annual benefit payments under the CAP Plan amounted to $1.1 million.

      To assist Old Purina in meeting its obligations under the CAP Plan, Old Purina purchased corporate-owned life insurance (“COLI”) on the lives of CAP Plan participants. Old Purina pays the annual premiums on these policies in the amount of $1.2 million. The COLI policies are held in an irrevocable grantor trust. Under the terms of the trust, the trust assets are required to be held by the trustee for the benefit of Old Purina’s creditors in the event of Old Purina’s insolvency. The gross cash surrender value of the COLI policies as of December 31, 1999 was approximately $15.4 million.

      Health and Welfare Benefits. Old Purina established various stand-alone health and welfare plans effective January 1, 2000.

      In addition, Reorganized Purina sponsors two “voluntary employee benefits association” (“VEBA”) trusts, which are used to pay the claims under a self-insured medical plan and a self-insured long-term disability plan, both of which were frozen effective May 31, 1998. As of December 31, 1999, the VEBA trusts contained assets of approximately $.8 million. Reorganized Purina intends to reactivate the VEBA trust for the medical plan and use its assets to pay for benefits under the stand-alone Reorganized Purina medical plan effective January 1, 2000.

      Retiree Medical Benefits. Reorganized Purina retirees meeting certain age and service requirements are eligible for retiree medical benefits. In connection with the Plan, Koch Industries agreed to continue to provide retiree medical benefits for pre-2000 retirees through the completion of three-year transition period under the 1998 Merger, subject to reimbursement by Reorganized Purina of up to $150,000. Post-1999 retirees will be offered retiree medical benefits, at the retirees’ expense, under the stand-alone Reorganized Purina medical plan.

      Retiree Life Insurance Benefits. Certain former employees of Old Purina were receiving life insurance coverage under various term insurance contracts, the premiums of which were being paid by Old Purina. Reorganized Purina will continue to be obligated to pay these retiree benefits to the extent required by section 1114(a) of the Bankruptcy Code.

      Key Employee Retention Program. Old Purina adopted the KERP Program in September 1999. The KERP Program was designed to attract, retain and provide incentives to directors and key employees during Old Purina’s financial and business restructuring. Reorganized Purina believes that the KERP Program will continue to be critical to its ability to attract and retain key employees following the Effective Date. Old Purina obtained authority to continue and implement the KERP Program, subject to certain modifications. The KERP Program, as modified, includes the following four principal components:

(a) Retention/Stay Bonuses. The KERP Program authorizes the payment of retention bonuses to approximately 190 key employees. Executive level employees are not eligible for this bonus. The amount of each bonus generally is based on a percentage of base salary. Depending on the classification of an employee, a specified percentage of the retention bonus is earned on one, two or four specified dates between the period from December 31, 1999 and December 31, 2000. Employees must be employed on these “earn-in” dates (or be terminated without cause prior to such dates) to receive payment of a retention bonus. Retention bonuses are projected not to exceed $4.4 million in the aggregate.

(b) Annual Incentive Payments. The KERP Program revised the financial forecasts and targets of Old Purina’s annual incentive program for 1999. Approximately 250 employees were eligible for annual incentive payments in 1999. As revised, employees were eligible for target incentive payments depending on the attainment of specified revised company and individual goals. These goals were modified to reflect the impact of Old Purina’s reorganization. For example, under the revised program, (i) employees were eligible to earn the individual component of their annual incentive payments whether or not Old Purina’s goals are met and (ii) Old Purina’s target adjusted earnings before interest, taxes and depreciation was lowered for 1999. The amount of such payments, which were paid on March 1, 2000, were approximately $3.1 million.

(c) Emergence Bonus. Under the KERP Program, 47 key employees in top management positions are eligible to receive emergence bonuses based primarily upon Old Purina’s successful reorganization.

(i) Of this group, 17 members of senior management, including the former members of the Office of the Chief Executive Officer (collectively, the “Tier 1 Employees”), will be paid a bonus upon the Effective Date (or earlier if the Tier 1 Employees leave Old Purina’s employment for good reason or are terminated without good cause) equal to each employee’s designated pro rata share of $1.6 million in cash and 90,000 shares of

Common Stock. The New Common Stock issued as emergence bonuses to Tier 1 Employees will be subject to a lock-up agreement under which the Tier 1 Employees will be prevented in most cases from selling their shares of New Common Stock for a six-month period following the Effective Date.

(ii) The emergence bonus for each of the remaining employees will be paid in cash based on a percentage of base salary, ranging from 10% to 31%. Half of this amount will be paid on March 31, 2000 and half will be paid on the date that is six months after the Effective Date. Old Purina has previously estimated that, if all of these employees earn and receive their emergence payments, the aggregate amount of such payments would be approximately $900,000.

(d) Special Project Bonus. The KERP Program incorporates Old Purina’s previously-adopted special project bonus program. Under this program, individuals are provided bonuses for the timely, efficient and effective completion of special projects. Old Purina estimates that the maximum amount to be paid under the special project bonus program, if all special project bonuses are earned, is approximately $670,000 (including approximately $114,000 in long-term incentive payments to employees implementing the SAP enterprise resource planning software system).

      Severance Pay Plan. Old Purina adopted a formal severance plan (the “Severance Pay Plan”), which became effective on November 1, 1999. The formal plan implemented Old Purina’s unwritten severance pay policy. The Severance Pay Plan was designed to attract, retain and provide incentives to employees during Old Purina’s financial and business restructuring. The Severance Pay Plan covers all employees of Reorganized Purina. Under the Severance Pay Plan, Reorganized Purina has the discretion to pay severance benefits to employees who are involuntarily terminated without cause. In general, severance pay will be paid in the amount of one week’s pay for each year of service, plus an additional $1,000. Reorganized Purina retains the right to increase or decrease the amount of these payments. Old Purina paid approximately $2.6 million in severance pay for the period from July 1, 1999 through December 31, 1999.

      Employment Agreements. Old Purina has entered into employment agreements with 23 senior executives. The employment agreements for 22 of these senior executives are substantially identical (collectively, the “Senior Executive Agreements”). These executives will serve Reorganized Purina under their respective Senior Executive Agreements for an initial period of two years from September 1999, with an automatic yearly extension thereafter, unless the employer or the executive has given written notice of termination not less than 90 days prior to the yearly renewal date.

      The Senior Executive Agreements set forth (a) the executive’s compensation and benefits, (b) the executive’s obligations not to compete for the term of the agreement plus one year (if the termination is not in connection with a “triggering event”) or two years (if the termination is in connection with a triggering event) unless the executive terminated his employment for good reason or the employer terminates the executive for good cause and (c) the executive’s right to receive severance payments if the agreement is terminated. For purposes of the Senior Executive Agreements, triggering events included a change in control or the insolvency of Old Purina. Old Purina’s chapter 11 filings constituted a triggering event under the Senior Executive Agreements. If an executive is terminated by Reorganized Purina without good cause and not in connection with a triggering event, the executive will receive a severance payment in the amount of the executive’s annual base salary. If an executive is terminated by Reorganized Purina without good cause or terminates his employment for good reason and, in either case, in connection with a triggering event, the executive will receive a severance payment in the amount of either one or two times the executive’s annual base salary (depending on the position of the executive), plus either one or two times the amount of the executive’s larger annual incentive bonus for the past two years. However, severance payments under the Senior Executive Agreements will not exceed the limits contained in section 280G of the Internal Revenue Code. Finally, if an executive’s employment is terminated in connection with a triggering event and the executive becomes entitled to severance pay under the applicable Senior Executive Agreement, Reorganized Purina will either continue the executive’s medical and dental benefits or pay the executive for equivalent medical and dental coverage until the earlier of (i) one or two years from the date of termination (depending on the position of the executive) or (ii) the date such coverage is replaced by new coverage obtained by the executive or the executive’s spouse.

      The prepetition employment agreement with Mr. Swank, Executive Vice President and Chief Financial Officer of Old Purina (the “Prepetition Swank Agreement”), was entered into on July 1, 1999 and contains terms substantially similar to those described above, except as follows: (a) the original term of the agreement is for three years; (b) Mr. Swank agreed that he will not voluntarily terminate his employment during the original term of the agreement without good reason (or for certain other specified reasons); (c) the agreement provides for specified bonus payments, which will be paid if Mr. Swank remains employed, if he terminates employment for good reason or if he is terminated without good cause; (d) Mr. Swank may terminate his employment and receive severance pay if there is a change in the composition of Old Purina’s Board of Directors initiated by Koch Industries; (e) in certain circumstances, the amount of severance pay can be as much as three times annual base pay, plus three times the amount of the executive’s annual bonus (subject to the limitation imposed by section 280G of the Internal Revenue Code); and (f) the non-compete provision only applies for one year. Koch Industries guaranteed all of Old Purina’s monetary obligations under Section 4 of the Prepetition Swank Agreement. In connection with certain agreements between the Creditors’ Committee, Koch Industries and Mr. Swank, Old Purina obtained an order of the Bankruptcy Court dated February 16, 2000 (i) terminating the Prepetition Swank Agreement and releasing all of Mr. Swank’s claims thereunder against the Old Purina Companies; (ii) authorizing Old Purina to enter into a new employment agreement with Mr. Swank (the “New Swank Agreement”), which contains terms substantially identical in form and substance to the Senior Executive Agreements, and pay a signing bonus of $350,000 to Mr. Swank upon execution of the New Swank Agreement; and (iii) terminating a guarantee of all monetary obligations under Section 4 of the Prepetition Swank Agreement by Koch Industries and releasing all claims thereunder in exchange for a settlement payment from Koch Industries to Mr. Swank in the amount of $350,000. Old Purina and Mr. Swank entered into the New Swank Agreement effective February 16, 2000.

      New Benefit Programs

      Reorganized Purina will implement the following new benefit plan:

      Equity Incentive Plan. The Equity Incentive Plan in many respects will replace certain elements of the KERP Program as Reorganized Purina’s long-term incentive and retention arrangement. It currently is anticipated that other elements of the KERP Program, such as the annual incentive program and the special project bonus plan would continue after the Effective Date. Reorganized Purina’s Board of Directors (or a committee thereof) will determine the awards to be granted under the Equity Incentive Plan. The Equity Incentive Plan will provide for grants of stock options to the employees and members of the Board of Directors of Reorganized Purina. A total of one million shares of Common Stock will be available for issuance in satisfaction of awards under the Equity Incentive Plan, of which grants for certain shares will be made by Reorganized Purina’s new Board of Directors, or a committee thereof, within 45 days after the Effective Date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Following the 1998 Merger, Old Purina entered into an exclusive commodity purchasing agreement (the “Master Procurement Agreement”) with Koch Agriculture. Under the terms of the Master Procurement Agreement, Koch Agriculture’s Nutrient Services Division agreed to supply Old Purina with its requirements for feed ingredients, feed additives and feed packaging materials. For the year ended December 31 1999, Old Purina purchased approximately $449.5 million in commodities from Koch Agriculture’s Nutrient Services Division. See “Risk Factors — Integration of Commodity Purchasing and Other Business Functions.”

      Since the 1998 Merger, Old Purina contracted with Koch Industries for numerous administrative and support services, including all payroll systems and most employee benefit programs through December 31, 1999. See “Executive Compensation — Employee Benefit Matters — Existing Benefit Programs.” For the year ended December 31 1999, the total fees paid in connection with such services amounted to $3.5 million. In addition, commencing in May 1998, Koch Industries began administering and funding all of Old Purina’s employee payroll, benefit and related costs, for which it was to be reimbursed by Old Purina. Beginning in late October 1998, Old Purina began to reimburse Koch Industries periodically for such advances. In late October and November 1998, Old Purina reimbursed Koch Industries approximately $53 million for payroll and associated employee benefit costs relating to the period from May 1998 through September 1998. See “Risk Factors — Integration of Commodity Purchasing and Other Business Functions.”

      Two tax sharing agreements were executed effective as of the date of the 1998 Merger: (a) the Parent Tax Sharing Agreement (the “Parent Tax Sharing Agreement”), between Koch Industries and PM Holdings and (b) the Sub-Group Tax Sharing Agreement (the “Sub-Group Tax Sharing Agreement”), between PM Holdings and each of its subsidiaries (including Old Purina). The Parent Tax Sharing Agreement provides that the federal income tax liability of the entire Koch Industries consolidated group (including the Old Purina Companies) will be allocated between the aggregate Koch Entities and Old Purina on the basis of the percentage that each group’s total tax, hypothetically computed as if each group were a separate consolidated group, would bear to the total of the hypothetically-computed taxes. If the hypothetical computation yielded a loss for the aggregate Old Purina Companies, (i) the Old Purina Companies would have no liability to Koch Industries for income taxes in that year and would be permitted to take the loss into account in a later tax year when the loss could be used on a stand-alone basis and (ii) Koch Industries would have no obligation to make a cash payment to the Old Purina Companies for the benefit of such loss. The Sub-Group Tax Sharing Agreement provided an identical method for sharing any liability of the Old Purina Companies under the Parent Tax Sharing Agreement among the Old Purina Companies. The results of operations of Old Purina after March 12, 1998 have been included in the consolidated federal corporate income tax return and certain consolidated state income tax returns of Koch Industries. Under the Koch Tax Sharing Agreement (which will be signed in connection with PMI Merger but will be effective for most, but not all purposes on the Effective Date), the following will occur: (a) the parties to the Parent Tax Sharing Agreement will waive all claims that they might have under that Agreement (which will be superseded by the Koch Tax Sharing Agreement); (b) Koch Industries and Reorganized Purina will indemnify each other for any taxes owed by the other for periods during which Old Purina was not part of the Koch Industries consolidated group; (c) Koch Industries will indemnify Reorganized Purina for any taxes associated with the PMI Merger; and (d) Reorganized Purina will indemnify Koch Industries for certain tax liabilities arising on audit to the extent that those liabilities would have been due and payable by Reorganized Purina had it never been a member of the Koch Industries consolidated group. See “Risk Factors — Federal Income Tax.”

      In October 1999, Old Purina entered into employment agreements with Messrs. Dumler, Durkin and Knudson in their capacity as members of the Office of the Chief Executive Officer (collectively, the “OCEO Agreements”). The OCEO Agreements provided that these executives will receive an annual salary of $250,000, of which $100,000 has been paid by Old Purina and the remainder has been paid by Koch Industries, and is eligible for annual incentive payments and emergence bonuses under the KERP Program. The OCEO Agreements also set forth each executive’s right to receive severance pay in the amount of $350,000 if (a) the executive’s employment with Old Purina was terminated without cause and the executive is not offered a position with the Koch Entities that is equivalent to or better than the position previously held by the executive prior to his assuming responsibilities at Old Purina or (b) the executive terminates his employment with Old Purina and accepts a position with the Koch Entities that is equivalent to or better than the position previously held by the executive prior to assuming responsibilities at Old Purina and, within two years thereafter, the executive’s employment is terminated either (i) by the Koch Entities without cause or (ii) voluntarily by the executive as a result of a reduction in his role with or compensation from the Koch Entities.

      In accordance with certain agreements with the Creditors’ Committee and the bank group under the Prepetition Credit Facility, Old Purina determined not to pursue its request for authority to assume the OCEO Agreements and instead obtained an order of the Bankruptcy Court dated January 18, 2000 under which, among other things, (a) the OCEO Agreements were rejected as of March 1, 2000 (the “OCEO Rejection Date”); (b) as of the OCEO Rejection Date, Messrs. Dumler, Durkin and Knudson were each entitled to (i) a cash severance payment equal to $250,000 and (ii) a general unsecured claim of $100,000 under the Plan; (c) Messrs. Dumler, Durkin and Knudson continue to serve as members of Old Purina’s Board of Directors through the Effective Date without additional compensation; and (d) notwithstanding the rejection of the OCEO Agreements prior to the Confirmation Date, Messrs. Dumler, Durkin and Knudson were entitled to their emergence bonuses and other payments under the KERP Program on the terms described above. As of February 4, 2000, the three-member Office of the Chief Executive Officer was eliminated, and Messrs. Dumler, Durkin and Knudson no longer serve in that capacity.

      Koch Industries guaranteed certain obligations under the Prepetition Swank Agreement and will pay Mr. Swank $350,000 in accordance with the terms of the New Swank Agreement. See “Executive Compensation — Employee Benefit Matters — Existing Benefit Programs.”

      In October 1999, Old Purina entered into a Transition Services Agreement with Koch Industries and Koch Agriculture (the “Transition Services Agreement”). Pursuant to the Transition Services Agreement, Koch Industries and Koch Agriculture continue to provide Old Purina and be reimbursed for, on terms substantially similar to the terms existing prior to the execution of the Transition Services Agreement, (a) payroll processing and administration of employee benefit programs, (b) access to certain information technology systems, (c) availability of certain insurance programs and (d) certain additional administrative support services. In addition, as described above, Old Purina obtained commodities pursuant to the Master Procurement Agreement. As part of the Transition Services Agreement, for a period of 120 days following the Petition Date, Koch Agriculture has agreed, pending assumption or rejection of the Master Procurement Agreement, to continue to sell commodities to Old Purina. In connection with the Transition Services Agreement, prior to the Petition Date, Old Purina paid Koch Industries approximately $1.9 million, after deduction of approximately $1.8 million that Koch Industries owed to Old Purina, in full satisfaction and settlement of any claims by the Koch Entities relating to Koch Industries’ provision of Services (as defined in the Transition Services Agreement) through October 1999 and the settlement of certain contract claims. See “Risk Factors — Integration of Commodity Purchasing and Other Business Functions.”

      On November 9, 1999, Koch Industries, Koch Agriculture and the holders (collectively, the “Consenting Holders”) of approximately 55% of the principal amount of the Senior Subordinated Notes entered into an agreement (the “November Settlement”) with respect to Old Purina’s restructuring and the resolution of potential claims by and against Koch Industries, Koch Agriculture and their affiliates. Old Purina was not a party to the November Settlement. Pursuant to the November Settlement, the Consenting Holders agreed not to vote in favor of a plan of reorganization for Old Purina unless such plan incorporated certain provisions set forth therein. In late December 1999, Old Purina, Koch Industries and the Creditors’ Committee met and reached further agreements regarding certain disputes and issues that had arisen under the November Settlement and in connection with the Transition Services Agreement (the “December Settlement”). The Plan constitutes the agreement among Koch Industries, Koch Agriculture, the Creditors’ Committee, the Consenting Noteholders and Old Purina regarding the settlement of issues among the Koch Entities, Old Purina and Old Purina’s creditors. As of February 14, 2000, Koch Industries, Koch Agriculture and the Consenting Holders entered into certain new agreements pursuant to which the Consenting Holders agreed to vote in favor of the Plan, subject to the satisfaction of certain conditions.

      In December 1999, Old Purina entered into a Supplemental Transition Agreement with Koch Industries and Koch Agriculture (the “Supplemental Transition Agreement”). Under the Supplemental Transition Agreement, the Koch Entities agreed to cooperate in the transition of certain employee benefit and commodity purchasing functions to Old Purina. Among other things, the Koch Entities have agreed to (i) continue providing certain retiree medical benefits, (ii) transfer certain commodity supply contracts, (iii) provide incentives to certain Koch Agriculture employees involved in the commodity program to return to Old Purina, (iv) transfer commodity purchasing operations to Old Purina and (v) transfer files and software licenses and cooperatively install computer systems related to commodity purchasing activities. Pursuant to the Plan, Reorganized Purina will pay Koch Industries $1.57 million in consideration for the Supplemental Transition Agreement. See “Risk Factors — Integration of Commodity Purchasing and Other Business Functions.”

      In connection with the consummation of PMI Merger, Koch Agriculture will be granted an option to purchase the Warrant pursuant to a warrant purchase agreement (“the Warrant Purchase Agreement”). Under the Warrant Purchase Agreement, Koch Agriculture will have the right, during the period commencing immediately after consummation of the PMI Merger and ending on the Effective Date, to purchase the Warrant from PM Holdings for $5.0 million. Pursuant to the terms of the Warrant and the Warrant Purchase Agreement governing the terms and conditions of the Warrant, Koch Agriculture will have the right for one year after the Effective Date to purchase shares of Common Stock comprising up to 10% of the aggregate amount of Common Stock outstanding as of the Effective Date, on a fully diluted basis, at a purchase price of $27.75 per share. See “Business — Bankruptcy” and “Recent Sales of Unregistered Securities.”

      Pursuant to the Plan, on the Effective Date, Reorganized Purina will enter into agreements (collectively, the “Registration Rights Agreement”) with Koch Industries and Koch Agriculture, if requested, and with certain other entities providing for the registration of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”). Only entities entitled to receive distributions pursuant to the Plan of Common Stock representing at least 10% of the aggregate Common Stock issuable pursuant to the Plan (collectively, “Eligible Holders”) will be entitled to enter into the Registration Rights Agreements. Reorganized Purina has agreed to use good faith, reasonable commercial efforts to cause to become effective within 90 days after the Effective Date a shelf registration on Form S-1 covering resales of Common Stock owned by Eligible Holders. Under the Registration Rights Agreement, during the period commencing on the 91st day after the Effective Date and ending on the second anniversary of the Effective Date, Reorganized Purina will be required, for each Eligible Holder that owns at least 10% of the outstanding shares of Common Stock or that certifies to Reorganized Purina that such holder may be deemed to be an “affiliate” of Reorganized Purina, to effect the registration under the Securities Act of resales by such Eligible Holder of Common Stock (which registration may be effected by such shelf registration); provided, however, that in no event will Reorganized Purina be required to so register such Common Stock at any time prior to the 91st day after the Effective Date or pursuant to a registration statement other than a shelf registration statement at any time when a shelf registration statement covering such Common Stock is effective under the Securities Act. Eligible Holders also will be entitled to customary “piggyback” registration rights.

LEGAL PROCEEDINGS

      On October 28, 1999, Old Purina commenced the Reorganization Cases in the Bankruptcy Court. For a brief description of the Plan arising out of the Reorganization Cases, see “Business — Bankruptcy.”

      A class action lawsuit was filed on behalf of all U.S. vitamin purchasers, including animal feed companies, accusing six of the world’s largest vitamin makers of forming a cartel to artificially raise the prices of a wide range of vitamins and seeking treble damages for overcharging under the applicable antitrust statutes. Similar class action suits have been filed and consolidated into a single proceeding. In addition, Old Purina filed an action, Purina Mills, Inc., et al. v. Akzo Nobel, Inc. et al., in United States District Court for the Central District of Illinois that was subsequently consolidated in the class action proceeding. A proposed $1.2 billion settlement for the class action has been announced (the “Vitamin Settlement”). Old Purina was presented with the option to either recover damages as part of the Vitamin Settlement or to opt out of the class action and pursue direct actions against or settlements with the manufacturers. On or about February 7, 2000, Old Purina took the necessary steps to opt out of the Vitamin Settlement and Reorganized Purina intends to pursue a separate recovery against the vitamin manufacturers.

      From time to time, the Old Purina Companies have been parties to various legal actions arising in the normal course of their business. Reorganized Purina is not currently a party to any litigation other than the Reorganization Cases which, if adversely determined, would have a material adverse affect on the liquidity or results of operations of Reorganized Purina.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

Absence of Public Market

      Reorganized Purina intends to file an application with The Nasdaq Stock Market to list the Common Stock on the Nasdaq National Market.

Holders

      Because the Common Stock will not be issued until the Effective Date and issuance is based on variables contained in the Plan, Reorganized Purina is unable to determine, prior to such time, the number of record holders of Common Stock as of the Effective Date. There will be no record holders of Preferred Stock as of the Effective Date. All outstanding shares of Common Stock, and all shares of Common Stock issued upon the exercise of the Warrant or the conversion of the Financial Advisor Notes, will be eligible for resale unless the holder thereof is deemed to be an “underwriter” with respect to such securities, an “affiliate” of the issuer of such securities or a “dealer.” Section 1145(b) of the Bankruptcy Code defines four types of “underwriters”:

(a) persons who purchase a claim against, an interest in, or a claim for administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest (“accumulators”);

(b) persons who offer to sell securities offered under a plan for the holders of such securities (“distributors”);

(c) persons who offer to buy securities from the holders of such securities, if the offer to buy is (i) with a view to distributing such securities and (iii) made under a distribution agreement; and

(d) a person who is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(11) of the Securities Act.

Under section 2(11) of the Securities Act, an “issuer” includes any “affiliate” of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by, or under common control with the issuer. Under section 2(12) of the Securities Act, a “dealer” is any person who engages either for all or part of his or her time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person. Whether any particular person would be deemed to be an “underwriter” or an “affiliate” with respect to any security to be issued pursuant to the Plan or to be a “dealer.”

      In connection with prior bankruptcy cases, the staff of the SEC has taken the position that resales by accumulators and distributors of securities distributed under a plan of reorganization are exempt from the registration under the Securities Act if effected in “ordinary trading transactions.” The staff of the SEC has indicated in this context that a transaction may be considered an “ordinary trading transaction” if it is made on an exchange or in the over-the-counter market and does not involve any of the following factors:

(a) (i) concerted action by the recipients of securities issued under a plan in connection with the sale of such securities or (ii) concerted action by distributors on behalf of one or more such recipients in connection with such sales;

(b) the use of informational documents concerning the offering of the securities prepared or used to assist in the resale of such securities, other than a bankruptcy court-approved disclosure statement and supplements thereto, and documents filed with the SEC pursuant to the Exchange Act of 1934, as amended; or

(c) the payment of special compensation to brokers and dealers in connection with the sale of such securities designed as a special incentive to the resale of such securities (other than the compensation that would be paid pursuant to arm’s-length negotiations between a seller and a broker or dealer, each acting unilaterally, not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer).

Reorganized Purina has not, however, sought the views of the SEC on this matter and, therefore, no assurance can be given regarding the proper application of the “ordinary trading transaction” exemption described above. Any person intending to rely on such exemption is urged to consult his or her own counsel as to the applicability thereof to his or her circumstances.

      In addition, Securities Act Rule 144 provides an exemption from registration under the Securities Act for certain limited public resales of unrestricted securities by “affiliates” of the issuer of such securities. Rule 144 allows a holder of unrestricted securities that is an affiliate of the issuer of such securities to sell, without registration, within any three month period a number of shares of such unrestricted securities that does not exceed the greater of 1% of the number of outstanding securities in question or the average weekly trading volume in the securities in question during the four calendar weeks preceding the date on which notice of such sale was filed pursuant to Rule 144, subject to the satisfaction of certain other requirements of Rule 144 regarding the manner of sale, notice requirements, and the availability of current public information regarding the issuer. Reorganized Purina believes that, pursuant to section 1145(c) of the Bankruptcy Code, the Common Stock and the Warrant to be issued pursuant to the plan and the Common Stock issuable upon the exercise of the Warrant will be unrestricted securities for purposes of Rule 144.

      GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, REORGANIZED PURINA MAKES NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE COMMON STOCK TO BE DISTRIBUTED PURSUANT TO THE PLAN. REORGANIZED PURINA RECOMMENDS THAT HOLDERS OF CLAIMS AND INTERESTS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

Dividends

      Reorganized Purina does not anticipate paying any dividends on the Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which Reorganized Purina will be a party will restrict the ability of Reorganized Purina to pay dividends and may prohibit the payment of dividends and certain other payments. In particular, it is anticipated that the agreement for Reorganized Purina’s future debt financing will include a customary covenant prohibiting Reorganized Purina from paying any dividends or making any other distributions to shareholders. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

RECENT SALES OF UNREGISTERED SECURITIES

      Based upon the exemption provided by section 1145(a)(1) of the Bankruptcy Code, Reorganized Purina believes that the Common Stock is not required to be registered under the Securities Act in connection with its issuance and distribution pursuant to the Plan.

      In connection with the consummation of the PMI Merger, Koch Agriculture will be granted an option to purchase the Warrant pursuant to the Warrant Purchase Agreement. Under the Warrant Purchase Agreement, Koch Agriculture will have the right, during the period commencing immediately after consummation of the PMI Merger and ending on the Effective Date, to purchase the Warrant from PM Holdings for $5.0 million. Pursuant to the terms of the Warrant and the Warrant Purchase Agreement governing the terms and conditions of the Warrant, Koch Agriculture will have the right for one year after the Effective Date to purchase shares of Common Stock comprising up to 10% of the aggregate amount of Common Stock outstanding as of the Effective Date, on a fully diluted basis, at a purchase price of $27.75 per share. This price equals 150% of the estimated reorganization value of each share of Common Stock as of the Effective Date. See “Business — Bankruptcy” and “Certain Relationship and Related Transactions.” The offer and distribution of the option to purchase the Warrant, the Warrant and the Common Stock issuable upon exercise of the Warrant are not exempt from registration under section 1145(a)(1) of the Bankruptcy Code, but Reorganized Purina believes that such offers and distributions were or will be made by a private placement and are exempt from registration pursuant to Section 4(2) of the Securities Act.

      As part of their respective fee arrangements, Houlihan Lokey Howard & Zukin Capital and Chanin Capital Partners are entitled to convert the Financial Advisor Notes into approximately 100,000 shares of Common Stock. The offer and distribution of the Financial Advisor Notes and the Common Stock issuable upon conversion of the Financial Advisor Notes are not exempt from registration under section 1145(a)(1) of the Bankruptcy Code, but Reorganized Purina believes that such offers and distributions were or will be made by a private placement and are exempt from registration pursuant to Section 4(2) of the Securities Act. See “Business — Bankruptcy” and “Certain Relationships and Related Transactions.”

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common Stock

      As of the Effective Date, Reorganized Purina will be authorized to issue 20,000,000 shares of Common Stock.

      Subject to such rights of the holders of any series of preferred stock as may be fixed by Reorganized Purina’s Board of Directors in accordance with the Amended Certificate or by law when and if any series is created and issued, the holders of Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock will be entitled to receive ratably such dividends as may be declared by Reorganized Purina’s Board of Directors out of funds legally available for payment of dividends. However, Reorganized Purina does not presently anticipate that dividends will be paid on Common Stock in the foreseeable future, other than the issuance of Share Purchase Rights described below. See “Market Price of and Dividends on the Registered Common Equity and Related Stockholder Matters” and “Risk Factors — Dividend Policies; Restrictions On Payment of Dividends.” In the event of a liquidation, dissolution or winding up of Reorganized Purina, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock of Reorganized Purina. Holders of Common Stock will have no preemptive, subscription, redemption or conversion rights.

      All of the outstanding shares of Common Stock to be issued pursuant to the Plan will be, upon such issuance, validly issued, fully paid and nonassessable. Subject to the terms and conditions set forth in Reorganized Purina’s Share Purchase Rights Agreement, each share of Common Stock issued pursuant to the Plan will be accompanied by a Share Purchase Right. See “ — Share Purchase Rights Agreement.”

      Reorganized Purina intends to file an application with The Nasdaq Stock Market to list the Common Stock of Reorganized Purina on the Nasdaq National Market. See “Market Price of and Dividends On the Registered Common Equity and Related Stockholder Matters.”

Transfer Agent and Registrar

      The transfer agent and registrar for the Common Stock will be [_________________________________].

Preferred Stock

      As of the Effective Date, Reorganized Purina will be authorized to issue 5,000,000 shares of preferred stock, par value $0.01 (the “Preferred Stock”). The Board of Directors will have the authority to issue preferred stock from time to time in one or more classes or series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by Reorganized Purina’s stockholders. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences or both. The express terms of shares of a different series of any particular class of Preferred Stock will be identical except for such variations as may be permitted by law. Without limiting the foregoing, Reorganized Purina is authorized to issue an initial class of Preferred Stock that will be designated “Series A Junior Participating Preferred Stock.” Each holder of Series A Junior Participating Preferred Stock will be entitled to 100 votes per share and, except as otherwise required by law, will vote together with the Common Stock as a single class on all matters properly submitted to a vote at a meeting of the stockholders. The Series A Junior Participating Preferred Stock may be issued only in connection with the exercise of Share Purchase Rights (as hereinafter defined) under the Share Purchase Rights Agreement described below. All other Preferred Stock will have one vote per share.

Future Issuances of Stock

      In addition to the Common Stock to be issued pursuant to the Plan, the KERP Program, the Equity Incentive Plan, the potential conversion of the Financial Advisor Notes and the potential purchase and exercise of the Warrant by Koch Agriculture, Reorganized Purina will be authorized to issue additional shares of capital stock from time to time to the extent permitted under the Amended Certificate and applicable law.

Share Purchase Rights Agreement

      As of the Effective Date, Reorganized Purina will enter into the Share Purchase Rights Agreement with a “Rights Agent.” Under the Share Purchase Rights Agreement, Reorganized Purina will effect a distribution of one Share Purchase Right for each share of Common Stock. Each Share Purchase Right provides the holder with the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of Reorganized Purina (the “Series A Preferred Shares”) at a price of $100 per one one-hundredth of a Series A Preferred Share, subject to adjustment in accordance with the terms of the Share Purchase Rights Agreement (the “Purchase Price”). Under the Share Purchase Rights Agreement, the Share Purchase Rights will be evidenced by the Common Stock share certificates until the earlier of the following (the “Distribution Date”): (a) the close of business on the first date (the “Share Acquisition Date”) of public announcement that a person (other than a person that acquired beneficial ownership of at least 15% of the outstanding shares of Common Stock solely as a result of distributions made pursuant to the Plan (an “Exempt Acquiror”), Reorganized Purina, a subsidiary or employee benefit or stock ownership plan of Reorganized Purina or any of its affiliates or associates), together with its affiliates and associates, has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (any such person or group being hereinafter called an “Acquiring Person”); or (b) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by any person (other than Reorganized Purina, a subsidiary or employee benefit or stock ownership plan of Reorganized Purina, or any of its affiliates or associates), the consummation of which would result in beneficial ownership by such person of 15% or more of the outstanding shares of Common Stock.

      Under the Share Purchase Rights Agreement, in the event (a “Flip-in Event”) that (a) any person or group, together with its affiliates and associates, becomes an Acquiring Person; (b) any Acquiring Person or any affiliate or associate thereof merges into or combines with Reorganized Purina and Reorganized Purina is the surviving corporation; (c) any Acquiring Person or any affiliate or associate thereof effects certain other transactions with Reorganized Purina; or (d) during such time as there is an Acquiring Person, Reorganized Purina effects certain transactions, in each case as described in the Share Purchase Rights Agreement, then, in each such case, proper provision will be made so that from and after the later of the Distribution Date and the date of the occurrence of such Flip-in Event each holder of a Share Purchase Right, other than Share Purchase Rights that are or were owned beneficially by an Acquiring Person (which, from and after the date of a Flip-in Event, will be void), will have the right to receive, upon exercise thereof at the adjusted Purchase Price, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of Reorganized Purina) that at the time of such Flip-in Event have a market value of two times the Purchase Price, as adjusted.

      In the event (a “Flip-over Event”) that, at any time after a person has become an Acquiring Person, (a) Reorganized Purina merges with or into any person and Reorganized Purina is not the surviving corporation; (b) any person merges with or into Reorganized Purina and Reorganized Purina is the surviving corporation, but all or part of the Common Stock is changed or exchanged for stock or other securities of any other person or cash or any other property; or (c) 50% or more of Reorganized Purina’s assets or earning power, including securities creating obligations of Reorganized Purina, are sold, in each case as described in the Share Purchase Rights Agreement, then, in each such case, proper provisions will be made so that each holder of a Share Purchase Right, other than Share Purchase Rights that have become void, will thereafter have the right to receive, upon the exercise thereof at the adjusted Purchase Price, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such Flip-over Event have a market value of two times the Purchase Price, as adjusted.

      For all purposes under the Share Purchase Rights Agreement, any (a) Exempt Acquiror or (b) person that becomes the beneficial owner of 15% or more of the then-outstanding shares of Common Stock solely as a result of a reduction in the number of shares of Common Stock outstanding, will not be deemed to have become an Acquiring Person unless and until such time as (i) such Exempt Acquiror or other such person, or any affiliate or associate thereof, subsequently becomes the beneficial owner of additional shares of Common Stock representing 1% or more of the then-outstanding Common Stock; or (ii) any other person that is the beneficial owner of shares of Common Stock representing 1% or more of the then-outstanding Common Stock subsequently becomes an affiliate or associate of such Exempt Acquiror or other such person.

      Reorganized Purina may, at its option, redeem the Share Purchase Rights in whole, but not in part, at a price of $0.01 per Share Purchase Right, subject to adjustment (the “Redemption Price”), at any time prior to the close of business on the Share Acquisition Date. Immediately upon any redemption of the Share Purchase Rights, the right to exercise the Share Purchase Rights will terminate and the only right of the holders of Share Purchase Rights will be to receive the Redemption Price. In addition, at any time after the Share Acquisition Date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding shares of Common Stock, Reorganized Purina may exchange the Share Purchase Rights (other than any Share Purchase Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Share Purchase Right (subject to adjustment).

      The Share Purchase Rights Agreement may be amended by Reorganized Purina without the approval of any holders of Share Purchase Rights, including amendments that (a) increase or decrease the Purchase Price, (b) add other events requiring adjustment to the Purchase Price payable and the number of the Series A Preferred Shares or other securities issuable upon the exercise of the Share Purchase Rights or (c) modify procedures relating to the redemption of the Share Purchase Rights, except that no amendment may be made that decreases the stated Redemption Price to an amount less than $0.01 per Share Purchase Right. The Share Purchase Rights Agreement will expire on (i) the first anniversary of the Effective Date or (ii) such later date as the Board of Directors, by resolution adopted prior to the first anniversary of the Effective Date, may establish, but not later than the tenth anniversary of the Effective Date. In accordance with the foregoing, the Board of Directors (A) will have the right to reconsider any of the terms of the Share Purchase Rights Agreement at any time and (B) may take such action with respect to the Share Purchase Rights Agreement as the Board of Directors deems appropriate.

New Prepetition Credit Facility Notes

      Under the Plan, on the Effective Date holders of claims will receive, among other things, their pro rata share of new debt instruments (the “New Prepetition Credit Facility Notes”) in respect of their claims under the Prepetition Credit Facility. The principal amount of the New Prepetition Credit Facility Notes currently is estimated to be $225.0 million, $175.0 million of which will be Tranche A notes and $50.0 million of which will be Tranche B notes. The New Prepetition Credit Facility Notes will be guaranteed by certain Reorganized Purina subsidiaries.

      The New Prepetition Credit Facility Notes will be secured. The Tranche A notes will be secured by a second priority lien on and security interest in substantially all of Reorganized Purina’s and certain of its subsidiaries’ assets. The Tranche A lien will be junior only to the lien granted under the Exit Financing Facility. The Tranche B notes will be secured by a third priority lien on and security interest in substantially all of Reorganized Purina’s assets and certain subsidiaries. The New Prepetition Credit Facility Notes will be subordinated to the Exit Financing Facility under customary subordination provisions.

      The Tranche A notes will mature December 31, 2003 and the Tranche B notes will mature December 31, 2002. Interest on the New Prepetition Credit Facility Notes will be paid monthly in arrears. The Tranche A notes are expected to bear interest per annum at the alternative base rate plus an applicable margin (ranging from 1.75% to 2.50%), or at Reorganized Purina’s option, at the London interbank offered rate plus an applicable margin (ranging from 2.75% to 3.50%). The Tranche B notes are expected to bear interest at the London interbank offered rate plus (a) 10% for the first twelve months, (b) 11.5% for months thirteen through twenty-four and (c) 13% thereafter.

      Finally, Reorganized Purina will be subject to certain covenants. Specifically, under the Tranche A notes Reorganized Purina will be subject to interest coverage ratio, fixed charge coverage ratio and funded debt ratio covenants. Reorganized Purina will not be subject to any financial covenants for the Tranche B notes. However, Reorganized Purina will be subject to other covenants for all New Prepetition Credit Facility Notes including, but not limited to, limits on indebtedness, limits on liens, limits on fundamental changes, limits on the sale of assets and other normal and customary covenants.

Exit Financing Facility

      Under the Plan, on the Effective Date Reorganized Purina will enter into an estimated $50 million revolving financing facility (the “Exit Financing Facility”) with certain existing senior lenders. The Exit Financing Facility will be secured by a first priority lien on and security interest in substantially all of Reorganized Purina’s and certain of its subsidiaries’ assets. The Exit Financing Facility will be guaranteed by certain Reorganized Purina subsidiaries. Loans made under the Exit Financing Facility will be used for general working capital purposes, capital expenditures and issuing letters of credit. The Exit Financing Facility will have a $30 million letter of credit sublimit. Existing prepetition and postpetition letters of credit will be replaced by letters of credit issued under the Exit Financing Facility. The Exit Financing Facility will have a term of thirty months. Loans made under the Exit Financing Facility are expected to bear interest at the London interbank offered rate plus 2.75%. Interest will be payable monthly in arrears. The Exit Financing Facility will also be subject to interest coverage ratio, fixed charge ratio and funded debt ratio covenants at the same levels provided under the New Prepetition Credit Facility Tranche A Notes. Other normal and customary covenants will also apply.

Delaware Law and Certain Charter and By-Law Provisions

      In addition to the provisions relating to Reorganized Purina’s Board of Directors described above (see “ — Management — Reorganized Purina Board of Directors”), the Amended Certificate and Amended By-Laws will provide, in general, that: (a) stockholder action can be taken by written consent or at an annual or special meeting of stockholders; (b) except as directed below, special meetings of stockholders may be called for any proper purpose or purposes, including the election of directors, by (i) the Chairman of the Board, (ii) the President, (iii) a majority of the Board of Directors, (iv) any person or persons holding at least 25% of all shares outstanding and entitled to vote at such meeting or (v) holders of shares that are entitled to call a special meeting of the stockholders by virtue of any Preferred Stock Designation for the purposes provided in the terms of such Preferred Stock Designation; (c) written notice of every meeting of the stockholders, stating the time, place and purposes for which the meeting is called, must be given by or at the direction of the President, a Vice President, the Secretary or an Assistant Secretary to each stockholder of record; and (d) the Board of Directors may postpone, for up to 30 days, any previously scheduled annual or special meeting of stockholders. The Amended By-Laws also will require that a stockholder desiring to bring any business before any meeting of stockholders, including the nomination of any candidate to Reorganized Purina’s Board of Directors, must deliver written notice thereof to the Secretary of Reorganized Purina, in the case of a special meeting, at the time of the request for the meeting or, in the case of an annual meeting, not less than 60 days nor more than 90 days, prior to the date on which Reorganized Purina first mailed its proxy materials for the prior year’s annual meeting of stockholders; provided, however, that, if the annual meeting is called for a date that is not within 30 days before or after the anniversary of the prior year’s annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth calendar day following the day on which public disclosure of the date of the annual meeting was made. The Amended By-Laws will further require that the notice by the stockholder set forth a description in reasonable detail of the business to be brought before the meeting, the reasons for conducting such business at the meeting, certain information concerning the stockholder proposing such business and the beneficial owners, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of Reorganized Purina that are owned beneficially and of record by each of them and any material interest of any of them in the business proposed to be brought before the meeting.

      Under applicable provisions of Delaware law, stockholder approval is required, with certain limited exceptions, to adopt amendments to a company’s certificate of incorporation. The Amended Certificate and Amended By-Laws provide that the provisions relating to stockholder actions by written consent; the time and place of stockholder meetings (including the postponement of any such meeting); who may call a special meeting of stockholders; the order of business at stockholder meetings; the number, nomination, election and term of directors on the Board of Directors; the authority of directors to fill vacancies on the Board of Directors; and the removal of directors by stockholders may not be amended, altered, superseded or repealed in any respect without the affirmative vote of the holders of at least a majority of the voting stock of Reorganized Purina, voting together as a single class; provided, however, that these provisions will not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to the Amended Certificate or Amended By-Laws.

      In addition to the matters discussed above, the DGCL contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of Reorganized Purina. All information set forth below regarding the DGCL is necessarily general in nature and reference should be made to the DGCL for more specific, detailed information.

      Section 203 of the DGCL (the “Business Combination Statute”) regulates the process by which a person or group may acquire control of a Delaware corporation and will apply to Reorganized Purina. Under the Business Combination Statute, any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “Interested Stockholder”) is prohibited from engaging in a wide range of transactions (“Business Combinations”) with the corporation for a period of three years following the date the person became an Interested Stockholder, unless:

(a) prior to the date the person became an Interested Stockholder, the board of directors approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder;

(b) upon consummation of the transaction that resulted in the person becoming an Interested Stockholder, that person owned at least 85% of the corporation’s voting stock, excluding certain shares owned by corporate insiders and shares issued after the transaction commenced; or

(c) the Business Combination is approved by the corporation’s board of directors and authorized by the affirmative vote of holders of 66"% of the outstanding voting stock that is not owned by the Interested Stockholder.

      Certain provisions of the Amended Certificate and the Amended By-Laws relating to the issuance of preferred stock, stockholder proposals and stockholder nominations of persons to the Board of Directors of Reorganized Purina and the provisions of the Share Purchase Rights Agreement described under “Securities to Be Issued Pursuant to the Plan — Share Purchase Rights Agreement,” together with applicable Delaware state law, may discourage or make more difficult the acquisition of control of Reorganized Purina by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Reorganized Purina first to negotiate with Reorganized Purina. The management of Reorganized Purina believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for numerous other publicly-held companies, provide benefits by enhancing Reorganized Purina’s potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Reorganized Purina, which outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. In addition, management of Reorganized Purina believes that such takeover-related measures aid in protecting stockholders from takeover bids that the directors of such companies have determined to be inadequate. While there necessarily can be no assurance in this regard, the management of Reorganized Purina also believes that the foregoing measures are not likely to have a material impact on market prices for Common Stock in circumstances other than those described above in light of, among other factors, the existence of generally comparable measures in effect for other publicly-held companies and management’s belief that market prices will be influenced most significantly by Reorganized Purina’s actual results of operations, general market and economic conditions and other traditional determinants of stock market prices, rather than takeover-related measures and other corporate governance provisions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnity Arrangements

      Existing Indemnification Obligations

      The DGCL permits a corporation to indemnify current and former directors, officers, employees and agents of the corporation and other persons serving at the request of the corporation against expenses, judgments, fines and amounts paid in settlement in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interest of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful. Each indemnification must be authorized by a majority of disinterested directors or by the stockholders. Unless a court determines that a person is fairly and reasonably entitled to indemnification, however, a person may not be indemnified with respect to any claim resulting in the person being adjudged liable to the corporation.

      The DGCL requires a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merits or otherwise, in defense of any proceeding or in defense of any issue therein. In addition, the DGCL permits the advancement of expenses relating to the defense of any proceeding to directors, officers, other employees and agents, contingent upon the person’s commitment to repay advances for expenses against which the person is not ultimately entitled to be indemnified.

      The DGCL provides that the indemnification provisions contained in the DGCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of the corporation’s by-laws, by any agreement, by any vote of stockholders or disinterested directors or otherwise. In addition, the DGCL provides that a corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation against any expense, liability or loss. This insurance may provide benefits regardless of whether the corporation has the power to indemnify under the DGCL.

      Old Purina’s by-laws provide for indemnification of its officers, directors, employees and agents to the fullest extent permitted by the DGCL.

      In October 1999, Old Purina entered into indemnification agreements with each of its directors and certain executive officers. The indemnification agreements provide for, among other things, (a) the indemnification of the indemnitees by Old Purina for conduct in the capacities described above; (b) the advancement of attorneys’ fees and other expenses; and (c) the establishment, upon approval by Old Purina’s Board of Directors at its option, of trusts or other funding mechanisms to fund Old Purina’s indemnification obligations thereunder.

      New Indemnification Arrangements

      The Amended By-Laws provide for the indemnification of any present or former director, officer, other employee or agent of Reorganized Purina against certain expenses related to any proceeding or defense of any issue therein to the fullest extent permitted or required by Delaware law. In addition, the Amended By-Laws provide for the advancement of expenses relating to the defense of any proceeding to directors, officers, other employees and agents, contingent upon the person’s commitment to repay all advances against which the person ultimately is not entitled to be indemnified.

      If a claim for indemnification is not paid in full by Reorganized Purina within 60 days after a written claim has been received by Reorganized Purina, except in the case of a claim for an advancement of expenses, in which case the applicable period will be 20 days, the director, officer, other employee or agent seeking indemnification may, at any time thereafter, bring suit against Reorganized Purina to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit by Reorganized Purina to recover an advancement of expenses, the director, officer, other employee or agent also will be entitled to be reimbursed for the expense of prosecuting or defending such suit.

      The Amended By-Laws provide that Reorganized Purina may maintain insurance, at its expense, to protect itself and any director, officer, other employee or agent of Reorganized Purina or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Reorganized Purina would have the power to indemnify such person against such expense, liability or loss under Delaware law.

      Reorganized Purina will enter into indemnification agreements, effective as of the Effective Date, with each of its directors and some of its officers and each of the directors and officers of Reorganized Purina and its subsidiaries who are not parties to the existing indemnification agreements entered into in October 1999 and described above. The indemnification agreements will provide for, among other things, (a) the indemnification of the indemnities by Reorganized Purina for conduct in the capacities described above; (b) the advancement of attorneys’ fees and other expenses; and (c) the establishment, upon approval by Reorganized Purina’s Board of Directors at its option, of trusts or other funding mechanisms to fund Reorganized Purina’s indemnification obligations thereunder.

FINANCIAL STATEMENTS

      The Company’s audited consolidated financial statements for the years ended December 31, 1999, December 31, 1998 and December 31, 1997, respectively, are set forth at the end of this Registration Statement and begin on page F-1.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

      In September 1998, the Old Purina Companies changed accountants from Deloitte & Touche LLP to KPMG LLP. There have been no disagreements with Reorganized Purina’s or Old Purina’s independent public accountants during the last five fiscal years.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements

(b)	Index to Exhibits

Exhibit
Number	Description of Exhibit

2(a)	Second Amended Joint Plan of Reorganization of Purina Mills, Inc., PM Holdings Corporation and its Subsidiaries, dated February 22, 2000*

2(b)	Form of Agreement and Plan of Merger among Koch Agriculture Company, PM Holdings Corporation and Purina Mills, Inc.*

3(a)	Form of Amended and Restated Certificate of Incorporation of Purina Mills, Inc.*

3(b)	Form of Amended and Restated By-Laws of Purina Mills, Inc.*

4(a)	Form of Stock Certificate for Common Stock

4(b)	Form of Registration Rights Agreement among Purina Mills, Inc. and certain holders of Common Stock*

4(c)	Form of Rights Agreement between Purina Mills, Inc. and the Rights Agent thereunder.*

4(d)	Form of Warrant Agreement by and between Koch Agriculture Company and Purina Mills, Inc.*

4(e)	Form of Convertible Promissory Note between Purina Mills, Inc. and Houlihan Lokey Howard & Zukin Capital

4(f)	Form of Convertible Promissory Note between Purina Mills, Inc. and Chanin Capital Partners

4(g)	Form of Reinstated Credit Agreement by and among Purina Mills, Inc. and [____________]

4(h)	Form of New Prepetition Credit Facility Notes*

4(i)	Form of Lockup Agreement in respect of Common Stock issued under key employee retention program*

10(a)	Form of Tax Sharing Agreement by and among Koch Industries, Inc. and PM Holdings Corporation et al.*

10(b)	Form of Koch Indemnity Agreement by and among Purina Mills, Inc., Koch Industries, Inc., Koch Agriculture, et al.*

10(c)	Form of Director and Officer Indemnification Agreement for Purina Mills, Inc.*

10(d)	Form of Senior Executive Officer Employment Agreement for Purina Mills, Inc.*

10(e)	Equity Incentive Plan

10(f)	License Agreement, dated as of October 1, 1986, between Ralston Purina Company and Purina Mills, Inc.*

10(g)	Form of Merger Escrow Agreement by and among Koch Agriculture, Purina Mills, Inc. and Escrow Agent*

10(h)	Form of Warrant Purchase Agreement by and between Koch Agriculture Company and Purina Mills, Inc.*

21	Subsidiaries of Purina Mills, Inc.*

27	Financial Data Schedule*

99	Consents of Prospective Directors of Purina Mills, Inc.*

* Filed herewith.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Purina Mills, Inc. has duly authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PURINA MILLS, INC.

Date: March 23, 2000	By: /s/ Del G. Meinz

Del G. Meinz, Vice President, Treasurer and Controller

Independent Auditors’ Report

Board of Directors and Stockholder
PM Holdings Corporation

We have audited the accompanying consolidated statements of operations, stockholder’s equity (deficit), and cash flows of PM Holdings Corporation and Subsidiaries for the year ended December 31, 1997. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of PM Holdings Corporation and Subsidiaries for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Saint Louis, Missouri
February 9, 1998

Independent Auditors’ Report

Board of Directors and Stockholder
PM Holdings Corporation

We have audited the accompanying consolidated balance sheets of PM Holdings Corporation and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholder’s equity (deficit), and cash flows for the year ended December 31, 1999 and for the period March 13, 1998 through December 31, 1998. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PM Holdings Corporation and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the year ended December 31, 1999 and for the period from March 13, 1998 through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, PM Holdings Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court on October 28, 1999. This event and circumstances relating to this event, including the Company’s highly leveraged capital structure, raise substantial doubt about its ability to continue as a going concern. Although PM Holdings Corporation and certain of its subsidiaries are currently operating their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of their businesses as going concerns is contingent upon, among other things, the ability to (1) formulate a Plan of Reorganization which will gain approval of the creditors and shareholders and confirmation by the Bankruptcy Court, (2) maintain compliance with all debt covenants under the debtor-in-possession financing facility, (3) generate sufficient cash from operations and financing sources to meet obligations, and

(4) achieve satisfactory levels of future operating profit. The consolidated financial statements as of and for the year ended December 31, 1999 neither include any adjustments relating to the recoverability and classification of reported asset amounts or the amount of liabilities that might be necessary should PM Holdings Corporation and certain of its subsidiaries be unable to continue as going concerns, nor do the consolidated financial statements include any adjustments relating to the recoverability and classification of reported asset amounts or adjustments relating to the establishment, settlement and classification of liabilities that may be required in connection with restructuring PM Holdings Corporation and certain of its subsidiaries as they reorganize under Chapter 11 of the federal bankruptcy laws.

As discussed in Note 1 to the consolidated financial statements, effective March 12, 1998, Koch Agriculture Company acquired all of the outstanding stock of PM Holdings Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods before the acquisition and, therefore, is not comparable.

KPMG LLP
St. Louis, Missouri
March 10, 2000

PM HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

See Notes 1 and 2

(Dollars in Thousands)

	December 31,

ASSETS	1999	1998

CURRENT ASSETS:

Cash and cash equivalents	$48,094	$41,446

Accounts receivable — trade, net of allowance

for doubtful accounts of $15,733 and $9,044

at December 31, 1999 and 1998, respectively	38,817	44,105

Inventories	58,869	61,862

Prepaid expenses and other assets	7,758	3,789

Deferred income taxes	—	16,428

TOTAL CURRENT ASSETS	153,538	167,630

Property, plant and equipment, net	235,378	262,791

Intangible assets, net	155,000	333,633

Deferred income taxes	—	10,499

Notes receivable	8,147	4,258

Deferred financing costs, net	10,107	11,456

Other assets	26,845	25,445

TOTAL ASSETS	$589,015	$815,712

PM HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

See Notes 1 and 2

(Dollars in Thousands, Except Share Amounts)

	December 31,

LIABILITIES AND STOCKHOLDER'S
EQUITY (DEFICIT)	1999	1998

CURRENT LIABILITIES:

Accounts payable – other	$32,759	$50,559

Accounts payable – affiliate, net	66	42,159

Customer advance payments	10,809	16,870

Accrued expenses	31,703	24,849

Interest payable	—	9,861

Current portion of long-term debt and bank

borrowings under Revolving Credit Facility	278,031	7,550

TOTAL CURRENT LIABILITIES	353,368	151,848

Retirement obligations	25,730	26,061

Accrued postretirement benefit costs	150	458

Other liabilities	6,069	12,461

Long-term debt	—	558,547

Commitments and contingencies (Notes 13 and 14)

Liabilities subject to compromise (Note 2)	419,500	—

STOCKHOLDER’S EQUITY (DEFICIT):

Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1	1

Additional paid-in capital	109,499	109,499

Retained deficit	(323,956)	(43,163)

Accumulated other comprehensive loss	(1,346)	—

TOTAL STOCKHOLDER’S EQUITY (DEFICIT)	(215,802)	66,337

TOTAL LIABILITIES AND STOCKHOLDER’S

EQUITY (DEFICIT)	$589,015	$815,712

See accompanying notes.

PM HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statement of Operations

See Note 1

(Dollars in Thousands)

	Post-Merger		Pre-Merger

	Year Ended	March 13 to	January 1 to	Year Ended
	December 31,	December 31,	March 12,	December 31,
	1999	1998	1998	1997

NET SALES	$881,936	$784,408	$214,272	$1,128,390

COSTS AND EXPENSES:

Cost of products sold	706,888	640,359	171,233	912,984

Marketing, distribution and advertising	91,477	73,064	17,543	87,333

General and administrative	65,455	59,900	27,587	55,706

Amortization of intangibles	15,126	14,491	3,838	20,572

Research and development	5,978	5,429	1,376	7,166

Provision for plant closings and asset impairments	19,665	—	—	4,402

Provision for intangible asset impairment	161,593	—	—	—

Provision for loss on guarantees	—	14,175	—	—

Restructuring expenses	18,102	—	—	—
Other (income) expense – net	743	4,470	109	(3,497)

	1,085,027	811,888	221,686	1,084,666

OPERATING INCOME (LOSS)	(203,091)	(27,480)	(7,414)	43,724

Interest expense – net	48,698	39,467	8,047	41,557

Income (loss) before income taxes	(251,789)	(66,947)	(15,461)	2,167

Provision (benefit) for income taxes	29,004	(23,784)	(5,713)	1,698

NET INCOME (LOSS)	$(280,793)	$(43,163)	$(9,748)	$469

See accompanying notes.

PM HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statement of Stockholder's Equity (Deficit)

See Note 1
(Dollars in Thousands)

			Accumulated
			Other
		Additional	Compre-		Compre-
	Common	Paid-In	hensive	Retained	hensive
	Stock	Capital	Loss	Deficit	Loss	Total

PRE-MERGER

BALANCE JANUARY 1, 1997	$5	$35,205	$(1,241)	$(26,256)	$—	7,713

Released ESOP shares	—	616	—	—	—	616

Appreciation in value of earned

ESOP shares	—	—	—	(24,591)	—	(24,591)

Purchase of shares for the ESOP,

net	—	(479)	—	—	—	(479)

Activity under stock plans	—	948	—	—	—	948

Comprehensive loss:

Net income	—	—	—	469	469	469

Other comprehensive loss,

net of tax — adjustment for

minimum supplemental

retirement liabilities	—	—	(858)	—	(858)	(858)

Comprehensive loss					(389)

BALANCE DECEMBER 31, 1997	5	36,290	(2,099)	(50,378)		(16,182)

Comprehensive loss:

Net loss	—	—	—	(9,748)	(9,748)	(9,748)

Balance March 12, 1998	5	36,290	(2,099)	(60,126)		(25,930)

Adjustments due to merger	(4)	73,209	2,099	60,126		135,430

POST-MERGER

Comprehensive loss:

Net loss	—	—	—	(43,163)	(43,163)	(43,163)

BALANCE DECEMBER 31, 1998	1	109,499	—	(43,163)		66,337

Comprehensive loss:

Net loss	—	—	—	(280,793)	(280,793)	(280,793)

Other comprehensive loss,

net of tax — adjustment for

minimum supplemental

retirement liabilities	—	—	(1,346)	—	(1,346)	(1,346)

Comprehensive loss					$(282,139)

BALANCE DECEMBER 31, 1999	$1	$109,499	$(1,346)	$(323,956)		$(215,802)

See accompanying notes.

PM HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

See Note 1

(Dollars in Thousands)

	Post-Merger		Pre-Merger

	Year Ended	March 13 to	January 1 to	Year Ended
	December 31,	December 31,	March 12,	December 31,
	1999	1998	1998	1997

OPERATING ACTIVITIES:

Net income (loss)	$(280,793)	$(43,163)	$(9,748)	$469

Adjustments to reconcile net income (loss) to net

cash provided by (used in) operating activities:

Depreciation and amortization	45,800	39,275	9,965	49,797

Accretion of discount on Discount Debentures	—	—	1,845	8,697

Compensation under ESOP	—	—	—	5,625

Provision for deferred income taxes	27,761	(29,580)	(2,926)	(3,355)

Loss on disposal of property, plant and equipment	1,326	1,266	169	1,028

Provision for loss on plant closings and asset

impairment	19,665	—	—	4,402

Provision for loss on intangible asset impairment	161,593	—	—	—

Provision for loss on guarantees and notes receivable	—	19,812	—	—

Net changes in operating assets and liabilities:

Accounts receivable	5,288	(1,628)	8,731	4,608

Inventories	2,993	3,358	1,580	(5,436)

Prepaid expenses and other assets	(5,369)	10,516	(4,846)	1,563

Accounts payable and other liabilities	(10,252)	60,067	(44,901)	2,580

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES	$(31,988)	$59,923	$(40,131)	$69,978

INVESTING ACTIVITIES:

Purchase of property, plant, equipment and other assets	$(20,980)	$(25,280)	$(4,486)	$(30,429)

Proceeds from sale of property, plant and equipment	1,571	154	58	941

Net change in notes receivable	(3,889)	782	98	182

NET CASH USED IN INVESTING ACTIVITIES	$(23,298)	$(24,344)	$(4,330)	$(29,306)

PM HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

See Note 1

(Dollars in Thousands)

	Post-Merger		Pre-Merger

	Year Ended	March 13 to	January 1 to	Year Ended
	December 31,	December 31,	March 12,	December 31,
	1999	1998	1998	1997

FINANCING ACTIVITIES:

Proceeds from Senior Subordinated Notes	$—	$—	$350,000	$—

Proceeds from Term Loans	—	—	200,000	—

Proceeds from Revolving Credit Facility, net	67,471	20,000	—	—

Repayment of Term Loans, Senior Subordinated Notes, Discount Debentures and IRBs	(5,475)	(388,687)	—	(36,409)

Equity contribution from parent	—	—	109,500	—

Purchase of equity and acquisition costs	—	—	(253,255)	—

Loan to ESOP	—	—	—	(1,208)

Payment of financing costs		(371)	(11,996)	(58)

Other	(62)	(183)	(2,300)	(839)

NET CASH PROVIDED BY (USED IN)

FINANCING ACTIVITIES	61,934	(369,241)	391,949	(38,514)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	6,648	(333,662)	347,488	2,158

CASH AND CASH EQUIVALENTS AT

BEGINNING OF PERIOD	41,446	375,108	27,620	25,462

CASH AND CASH EQUIVALENTS AT

END OF PERIOD	$48,094	$41,446	$375,108	$27,620

SUPPLEMENTAL CASH FLOW

STATEMENT INFORMATION:

Interest paid	$39,152	$31,070	$11,267	$30,942

Income taxes paid (refunded)	484	(800)	43	7,892

Non-cash effects of reorganization activities:

Deferral of Senior Subordinated Notes due to

reorganization activities	$350,000	$—	$—	$—

Deferral of accounts payable and other

liabilities due to reorganization activities	69,500	—	—	—

INCREASE IN LIABILITIES SUBJECT

TO COMPROMISE	$419,500	$—	$—	$—

See accompanying notes.

PM HOLDINGS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Pursuant to the Agreement and Plan of Merger among PM Holdings Corporation (“Holdings”), Koch Agriculture Company (“Koch Agriculture”) and Arch Acquisition Corporation, dated as of January 9, 1998 (the “Merger Agreement”), Arch Acquisition Corporation was merged with and into Holdings (the “Merger”), with Holdings being the surviving corporation. As a result of the Merger, all of the shares of the common stock of Holdings (“Holdings common stock”), par value $.01 per share outstanding immediately prior to March 12, 1998, were canceled and converted into the right to receive cash consideration of $540 per share (the “Merger Consideration”). In addition, pursuant to the Merger Agreement, each outstanding stock option and stock rights unit became 100% vested. Option holders and stock rights unit holders received the Merger Consideration, less the exercise price of the stock options, for each share of Holdings common stock into which such stock options and stock rights units were exercisable immediately prior to March 12, 1998. As a result of the Merger, Koch Agriculture owns 100% of Holdings, which owns 100% of Purina Mills, Inc. (“Purina Mills” or “PMI”). Unless the context otherwise requires, the term “Company” refers to PM Holdings Corporation and its subsidiaries and the term “Purina Mills” refers to Purina Mills, Inc. and its subsidiaries. Holdings conducts no business other than that of Purina Mills.

The Company develops, manufactures and markets animal nutrition products for dairy cattle, beef cattle, hogs and horses. The Company also develops, manufactures and sells poultry feeds and specialty feeds for rabbits, zoo animals, birds, fish and pets. The Company’s products are sold as complete feeds or as concentrates that are mixed with customer’s base ingredients. The Company distributes its products through two primary distribution channels, dealers and directly to end-users. The Company’s dealer network consists of over 4,500 independent dealers located in 48 states. The number of direct customers is in excess of 4,500. The Company operates 48 feed manufacturing plants located in 25 states.

The sources and use of funds required to consummate the Merger and related financings are summarized below. See Notes 9 and 10 for a description of debt and capital stock.

Sources of funds (in millions):

New Credit Facilities Term Loans	$200.0

Revolving Credit Facility	9.9

Notes	350.0

Equity Contribution to Holdings	109.7

Total	$669.6

Use of funds (in millions):

Purchase price for equity of Holdings	$258.7

Repayment of existing indebtedness	385.5

Fees and expenses	25.4

Total	$669.6

The Merger closed on March 12, 1998. The Merger has been accounted for as a purchase transaction in accordance with Accounting Principles Board Opinion No. 16 and, accordingly, the consolidated financial statements for periods subsequent to March 12, 1998 reflect the purchase price, including transaction costs, allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of March 12, 1998. The consolidated financial statements for periods prior to March 12, 1998 have been prepared on the predecessor cost basis of the Company. Operating results subsequent to the Merger are comparable to the operating results prior to the Merger except for depreciation expense, amortization of intangible assets, interest expense and postretirement health care costs.

The allocation of the $109.5 million purchase price for the Company is summarized as follows (in millions):

Current assets	$130.8

Property, plant and equipment	268.0

Intangible assets	343.1

Other noncurrent assets	47.6

Liabilities assumed	(680.0)

Total	$109.5

In connection with the Merger, the Company incurred $15.9 million in non-recurring expenses during the period January 1, 1998 to March 12, 1998. The costs are included in general and administrative expense and relate to compensation paid to management of the Company and the $13.5 million in Merger Consideration paid to holders of options and stock rights units.

2. FINANCIAL RESTRUCTURING DEVELOPMENTS

The economic environment in the agricultural industry during 1998 and 1999 has been a difficult one for many individual producers and companies that participate in the sector. Livestock commodity prices have been depressed and reached historic lows in many markets. In addition to the overall economic environment, there is significant competition in all areas of agriculture, including the feed industry.

In connection with the Merger, the Company incurred a significant amount of indebtedness. As of March 31, 1998, the Company had approximately $557.2 million of consolidated indebtedness, and its stockholders’ equity was approximately $109.4 million. Of the total $669.6 million required to consummate the 1998 Merger and related transactions, $559.9 million was supplied by indebtedness and $109.7 million was supplied by equity contributions. The Company’s indebtedness was raised through the sale of $350.0 million aggregate principal amount of its Senior Subordinated Notes Due 2010 (the “Notes”) and borrowings under a $300.0 million secured credit facility, pursuant to a new credit agreement (the “Credit Agreement”), from a syndicate of lenders (the “Credit Facility”). The Credit Facility includes: a $200.0 million term loan facility (the “Term Loan”) and a $100.0 million revolving credit facility (the “Revolving Credit Facility”). Since the Merger, a significant portion of the Company’s cash flow from operations has been dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations. The Company’s substantial degree of leverage has limited its flexibility to adjust to the depressed conditions in the agricultural industry and made it particularly vulnerable to the downturn in the swine market.

As a result of its financial condition during 1999 and its substantial degree of leverage, the Company’s ability to finance its working capital requirements and implement its business plan have been adversely affected by its cash requirements for debt service. On September 15, 1999, the Company failed to make a scheduled interest payment of $15.75 million due to holders of the Notes. On October 21, 1999, the trustee under the indenture (the “Notes Indenture”) for the Notes accelerated such Notes as a result of the failure to make such interest payment. On September 30, 1999, the Company failed to pay $2.1 million in principal payments due on the Term Loan. Such principal payment was subsequently made on October 28, 1999. The Company is in default under the Notes Indenture and the Credit Agreement.

Faced with these events and an inability to service future interest payments on the Notes, Holdings and certain of its subsidiaries (the “Debtor”) filed voluntary petitions for relief (the “Reorganization Cases”) under Chapter 11 of the U.S. Bankruptcy Code, as amended, with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on October 28, 1999 (the “Petition Date”). In connection with preparations for the filing of the Reorganization Cases, the Company determined that it would need to obtain Debtor-in-Possession financing to ensure sufficient liquidity to meet its ongoing operating needs. On November 15, 1999, the Company obtained Bankruptcy Court approval for borrowings of up to $50 million under the Debtor-in-

Possession Credit Agreement (the “DIP Credit Agreement”). The agreement will mature November 1, 2000.

Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-Possession. These claims are reflected in the December 31, 1999 balance sheet as “liabilities subject to compromise” and consist of the following:

Accounts payable — other	$13,764

Accounts payable — affiliate	30,215

Accrued expenses	2,379

Interest payable on Senior Subordinated

Notes due 2010	19,600

Retirement obligations	3,212

Other liabilities	330

Senior Subordinated Notes due 2010	350,000

$419,500

As of the Petition Date, the Company has discontinued accruing interest on its unsecured pre-petition debt obligations. Additional claims may arise subsequent to the filing date resulting from rejection of executory contracts and unexpired leases, and from the determination by the court or as agreed to by parties in interest of allowed claims for contingencies and other disputed amounts. Claims secured against the Debtor’s assets also are stayed, although the holders of such claims have the right to move the court for relief from the stay.

Secured claims are secured primarily by liens on the capital stock of Purina Mills (pledged by Holdings) and its subsidiaries and substantially all assets of Purina Mills and its subsidiaries. In connection with the DIP Credit Agreement, as adequate protection for the holders of secured claims under the pre-petition Credit Agreement, the Debtor agreed to pay and continue to pay all accrued and unpaid interest in accordance with the terms established in the DIP Credit Agreement.

The Debtor received approval from the Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages, dealer and customer rebates, amounts owed certain critical vendors and amounts owed to farmers, grain elevators, coops, brokers, dealers and other vendors and suppliers pursuant to federal, state and local government regulations.

The Company filed a Form 8-K on January 18, 2000 with the Securities and Exchange Commission, which includes a Plan of Reorganization (the “Plan”) and a disclosure statement. As described in the disclosure statement, a settlement has been negotiated between Koch Industries, Inc. (“Koch Industries”) and a committee representing holders of Notes (“Noteholders”). The Plan has yet to be approved by the creditors, accordingly, the financial statements at December 31, 1999 do not include any adjustments that might reflect the potential outcome of the bankruptcy.

The Plan provides, among other things, the merger of Purina Mills with and into Holdings prior to the effective date of the Plan. By operation of the merger, Holdings will succeed to the business previously conducted by Purina Mills and will change its name to Purina Mills, Inc.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Reorganization Cases and circumstances relating to this event, including the Company’s highly leveraged financial structure, such continuity of operations and realization of assets and liquidation of liabilities is subject to significant uncertainty. The appropriateness of using the going-concern basis is dependent upon, among other things, the confirmation of a plan of reorganization, the ability to comply with the DIP Credit Agreement, generation of sufficient cash from operations and financing sources to meet obligations and achievement of satisfactory levels of future operating profit.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliated companies, 20% through 50% owned, are carried at equity.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories: Carrying amounts of merchandise, materials and animal inventories are generally determined on a moving average cost basis and are stated at the lower of cost or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Expenditures for new facilities and those which substantially increase the useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and gains or losses on the dispositions are included in the consolidated statements of operations. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based upon the following estimated useful lives:

Buildings and improvements	15 to 30 years

Machinery and equipment	5 to 15 years

Office furniture and equipment	3 to 15 years

Intangible Assets (including Goodwill): Intangible assets represent the excess of cost over the net tangible assets of the business at the time of acquisition and are amortized over their estimated period of related benefit. Intangible assets other than goodwill are amortized over 1 to 20 years. Goodwill is amortized on a straight-line basis over 40 years.

Management periodically reviews the value of its intangible assets to determine if an impairment has occurred or whether changes have occurred that would require a revision to the remaining useful life. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount. In 1999, management has determined an impairment has occurred and accordingly the value of the intangible assets has been reduced (see Note 7).

Internal Use Software: The Company has replaced or modified all of the Company’s current computer systems and software applications so that they are year 2000 compliant. In connection with this process, the Company purchased and implemented an enhanced accounting and information reporting system. The Company capitalized all software and consultant costs and the direct costs of those employees directly involved in the process, in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). All other related costs were expensed as incurred. The Company’s policies are in accordance with the provisions of SOP 98-1. Total capitalized software costs related to the enhanced accounting and information reporting system were $16.4 million and $13.4 million as of December 31, 1999 and 1998, respectively. The Company is amortizing the costs associated with the project using the straight line method over five years, the expected life of the system.

Deferred Financing Costs: Deferred financing costs are stated at cost and amortized over the life of the related debt using the effective interest method. Amortization of deferred financing costs is included in interest expense.

Income Taxes: Deferred income taxes are recognized for the effect of temporary differences between the financial reporting bases and the tax bases of the assets and liabilities plus operating loss carryforwards at enacted tax rates expected to be in effect when such amounts are realized or settled.

The Company is part of a tax sharing agreement with Koch Industries effective as of the date of the Merger. The agreement provides that the tax liability of the group shall be allocated to the members of this group on the basis of the percentage of the member’s total tax, if computed on a separate return, would bear to the total amount of the taxes of all members of the group so computed. If the Company’s tax attributes are utilized by another member of the group, such member will reimburse the Company when the Company would have been able to utilize such attributes in computing the Company’s separate taxable income. The Company’s tax provisions for all periods after March 12, 1998 are computed on this basis. The results of operations of the Company after March 12, 1998 through December 31, 1999 have been or will be included in the consolidated U.S. corporation income tax return and certain consolidated state income tax returns of Koch Industries. The results of operations of the Company prior to March 12, 1998 were included in the consolidated U.S. corporation income tax return of the Company.

Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash includes currency on hand and demand deposits with financial institutions. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair value.

Fair Value of Financial Instruments: The carrying amounts of cash and cash equivalents and short-term borrowings approximate fair value because of the short-term maturity of these instruments. Notes receivable carry current market interest rates, so that discounted future cash flows approximate their carrying values. As of December 31, 1999 and 1998, the fair value of debt, including current maturities, was $365.5 million and $553.7 million, respectively, compared to its carrying value of $628.0 million and $566.1 million, respectively. The fair values of debt instruments as of December 31, 1999 and 1998 are based on quoted market prices and management’s estimates for instruments without quoted market prices.

Revenue Recognition: Net sales are generally recognized when products are shipped. Allowances for customer discounts are recorded when revenues are recognized.

Comprehensive Income: On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Management has chosen to disclose the requirements of this statement within the consolidated statements of shareholder’s equity.

Reclassifications: Certain reclassifications have been made to the prior period consolidated financial statements to conform to the consolidated financial statement presentation at December 31, 1999 and the year then ended.

4. RESTRUCTURING EXPENSES

During the third and fourth quarters of 1999, the Company conducted a comprehensive strategic business review, including the development of a business plan which addressed both short-term and longer-term issues required to stabilize and turn-around the business. The business plan, developed over a number of months in consultation with the Company’s external advisors, establishes a corporate mission and strategy. In connection with the business plan and the Reorganization Cases, the Company incurred advisory fees and expenses of $10.7 million. Additionally, the Company has recorded severance and moving costs of $3.9 million, bank fees of $1.4 million and compensation expense of $2.1 million in connection with the Company’s Key Employee Retention Plan.

5. INVENTORIES

Inventories consist of the following (in thousands):

	December 31,

	1999	1998

Raw materials	$37,577	$34,619

Finished goods	11,411	12,391

Animals	9,881	14,852

Total	$58,869	$61,862

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	December 31,

	1999	1998

Land	$13,362	$13,312

Buildings	86,332	77,192

Machinery and equipment	180,769	188,512

Construction in progress	7,359	7,547

	287,822	286,563

Accumulated depreciation	(52,444)	(23,772)

Total	$235,378	$262,791

Total depreciation expense was $29.3 million, $24.0 million, $5.3 million and $26.6 million for the year ended December 31, 1999, the periods ended March 13, 1998 to December 31, 1998 and January 1, 1998 to March 12, 1998 and for the year ended December 31, 1997, respectively.

During the quarter ended June 30, 1999, the Company made the decision to discontinue or curtail manufacturing operations at five of its facilities. Products for distribution to customers of the closed facilities are being manufactured at the Company’s other facilities. In connection with these plant closures, the Company recorded a loss of $13.1 million on manufacturing assets, representing the amount by which the book value exceeds estimated fair value. Estimated demolition costs of $1.2 million, severance costs of $0.4 million and the write-off of $5.0 million for related goodwill were also recorded.

The Company will continue to review the performance of its facilities to attempt to optimize overall capacity and maximize profits. This review may result in the decision to discontinue operations at additional facilities which could result in an additional loss provision being recorded.

7. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	December 31,

	1999	1998

Distribution network	$40,000	$40,000

Product specifications	10,000	10,000

Patents	15,000	15,000

Covenant not to compete	2,083	2,083

Goodwill	262,728	262,528

Other intangibles	21,539	18,511

	351,350	348,122

Accumulated amortization	(196,350)	(14,489)

Total	$155,000	$333,633

In connection with the Company’s revised business plan and the Reorganization Cases, the Company recorded a provision for loss on impairment of intangible assets of $161.6 million during the fourth quarter of 1999. The provision reduces the net cost of intangible assets to management’s estimate of the fair value of intangible assets at December 31, 1999. Management’s estimate is based upon the expected net realizable value of the Company on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Reorganization Cases and circumstances relating to this event, including the Company’s highly leveraged financial structure, such continuity of operations and realization of assets and liquidation of liabilities is subject to significant uncertainty.

During 1997 the Company recorded a loss of $4.4 million to reflect management’s estimate of the reduction in net realizable value of a feed supply contract.

8. DIP CREDIT AGREEMENT

In conjunction with the Reorganization Cases, the Debtor entered into the DIP Credit Agreement with its pre-petition lenders. The DIP Credit Agreement consists of a Revolving Credit and Letter of Credit Facility (the “Facility”) in an aggregate principal amount not to exceed $50.0 million with a sublimit of $20.0 million for letters of credit to support the obligations of the Company. Of the commitment, $40.0 million shall be available for the working capital and general corporate purposes of the Debtors and $10.0 million shall be reserved until June 1, 2000 and used for cure obligations and adequate assurance in respect of any executory contract, in each case, subject to the terms of the DIP Credit Agreement.

The DIP Credit Agreement is secured by a perfected first priority lien on and security interest in substantially all of the property of the Debtor. On November 15, 1999, the Bankruptcy Court entered a final order approving the DIP Credit Agreement which terminates the earlier of November 1, 2000 or upon confirmation of the Plan. The

Company is charged an annual fee of 0.5% for amounts available but unused under the Facility. In addition, the Company is charged a fee of 3.0% per annum on the daily average amount available for drawing under any letter of credit to the bank that has issued such letter of credit. Outstanding borrowings under the Facility bear interest at floating rates which are, at the Company’s option, based either upon bank prime or Eurodollar rates plus a premium.

Under the DIP Credit Agreement, the Company is required to satisfy certain financial tests and provide the lender monthly and weekly financial reports. The Company is in compliance with all its covenants at December 31, 1999. At December 31, 1999, the Company had $0.9 million in outstanding letters of credit under the Facility and, accordingly, $49.1 million was available for future borrowings.

9. DEBT

Debt consists of the following (in thousands):

	December 31,

	1999	1998

Term Loan	$190,550	$196,025

Senior Subordinated Notes due 2010	350,000	350,000

Revolving Credit Facility	87,471	20,000

Other	10	72

Total	$628,031	$566,097

The foregoing debt is classified as follows in the consolidated balance sheets (in thousands):

	December 31,

	1999	1998

Current portion of long-term debt and

bank borrowings under Revolving

Credit Facility	$278,031	$7,550

Long-term debt and bank borrowings

under Revolving Credit Facility	—	558,547

Liabilities subject to compromise	350,000	—

Total	$628,031	$566,097

As a result of the failure to make the scheduled interest payment of $15.75 million due to the Noteholders on September 15, 1999, the Indenture Trustee accelerated such Notes and accordingly, the Company is in default under both the Notes Indenture and the Credit Agreement. Amounts owed pursuant to the pre-petition Credit Agreement are included in current portion of long-term debt at December 31, 1999. As a result of the Reorganization Cases, the Notes have been classified as “liabilities subject to compromise.” The corresponding accrued interest on the Notes of $19.6 million has also been classified as “liabilities subject to compromise.” In connection with the DIP Credit Agreement, as adequate protection for the holders of secured claims under the pre-petition Credit Agreement, the Company agreed to pay and continue to pay all interest in accordance with the terms established in the DIP Credit Agreement. However, the Company is not required to make scheduled amortization payments.

Tender Offers: In connection with the Merger, Purina Mills offered to purchase for cash the outstanding Senior Subordinated Notes due 2003 (the “Senior Notes”) and Holdings offered to purchase for cash the outstanding Series B Subordinated Discount Debentures (the “Discount Debentures”) due 2005 (the “Offering”) of which $190.0 million in aggregate principal of Senior Notes and $109.4 million in aggregate principal amount at maturity of Discount Debentures was outstanding as of the date of the Offering. The Offering commenced on February 9, 1998 and expired on March 12, 1998. In conjunction with the Offering, Holdings and Purina Mills solicited consents of registered holders of the applicable series of existing debt securities to certain proposed amendments to eliminate substantially all of the restrictive covenants in the indentures under which the applicable series of existing debt securities were issued, in order to increase the financial flexibility of Purina Mills after the consummation of the Merger. The proposed amendments became operative immediately following the consummation of the Merger and all of the Senior Notes and Discount Debentures were redeemed during 1998.

Credit Facility: In connection with the Merger, Purina Mills entered into the Credit Agreement which provides for secured borrowings from a syndicate of lenders consisting of (i) a $200.0 million Term Loan and (ii) a $100.0 million Revolving Credit Facility, with a $40.0 million sublimit for letters of credit. The Term Loan consists of a $100.0 million Tranche A Term Loan with a maturity date of March 12, 2005 and a $100.0 million Tranche B Term Loan with a maturity date of March 12, 2007. The Revolving Credit Facility has a maturity date of March 12, 2005.

Holdings and certain subsidiaries, certain of which have also filed Reorganization Cases, guarantee Purina Mills’ obligations under the Credit Agreement. Borrowings under the Credit Agreement are also secured by a first priority lien on the capital stock of Purina Mills (pledged by Holdings) and its subsidiaries and substantially all assets of Purina Mills and its subsidiaries.

The proceeds of the Term Loan were borrowed in full on the date of the consummation of the Offering, in addition to $9.9 million under the Revolving Credit Facility, and were used to finance the Merger and related fees and expenses. Proceeds of the Revolving Credit Facility were also used to redeem Purina Mills’ outstanding Industrial Revenue Bonds (“IRBs”) and were available to finance Purina Mills’ ongoing working capital requirements. The Revolving Credit Facility also may be used in part for the issuance of letters of credit to be used solely for ordinary course of business purposes of Purina Mills. At December 31, 1999, a balance of $87.5 million was outstanding and Purina Mills had $12.5 million in outstanding letters of credit under the Revolving Credit Facility. Accordingly, at December 31, 1999, no amount was available for future borrowing under the Revolving Credit Facility.

Purina Mills is charged an annual fee of 0.5% for amounts available but unused under the Revolving Credit Facility. In addition, Purina Mills is charged a fee of 2.0% per annum on the daily average amount available for drawing under any letter of credit to the bank that has issued such letter of credit. Loans under the Credit Agreement bear interest at floating rates which are, at Purina Mills’ option, based either upon bank prime or Eurodollar rates plus a premium. Rates on outstanding borrowings averaged 9.1% at December 31, 1999.

On February 26, 1999 Purina Mills entered into a fixed rate swap contract effective March 31, 1999, on $114.7 million of amortizing debt under the Credit Agreement. The swap contract provides that Purina Mills will pay interest on the notional amount based on a fixed rate of 5.6% and will receive the three month Eurodollar rate. Purina Mills also has an option contract on $75.0 million of debt under the Credit Agreement. The option contract provides that Purina Mills will pay interest on the notional amount if the three month Eurodollar rate falls below 5.2% and will receive interest if the three month Eurodollar rate is above 7.0%.

Notes: Purina Mills sold $350.0 million aggregate principal amount of Notes generating gross proceeds of $350.0 million. The Notes are senior subordinated, unsecured obligations of Purina Mills and bear interest at 9% per annum.

Covenants: As stated above, the Company is in compliance with all financial and non-financial covenants included in the DIP Credit Agreement.

10. COMMON STOCK

The Company’s authorized capital consists of 1,000 shares of common stock. All common stock of the Company is owned by Koch Agriculture.

11. INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):

	Post-Merger		Pre-Merger

	Year Ended	March 13 to	January 1 to	Year Ended
	December 31,	December 31,	March 12,	December 31,
	1999	1998	1998	1997

Current:

Federal	$35	$6,040	$(1,911)	$3,922

State	1,208	(244)	(876)	1,131

Deferred:

Federal	31,535	(26,000)	(3,000)	(3,055)

State	(3,774)	(3,580)	74	(300)

	$29,004	$(23,784)	$(5,713)	$1,698

The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. federal statutory income tax rate. The reasons for these differences are as follows (in thousands):

	Post-Merger		Pre-Merger

	Year Ended	March 13 to	January 1 to	Year Ended
	December 31,	December 31,	March 12,	December 31,
	1999	1998	1998	1997

Income taxes (benefit) at statutory rate	$(88,126)	$(23,431)	$(5,411)	$759

State income taxes, net of federal benefit	(1,668)	(2,486)	(521)	540

Change in valuation allowance	58,530	—	—	—

Amortization and write-off of intangible assets	60,656	1,756	107	548

Meals and entertainment disallowance	137	75	245	148

Research tax credit	(26)	(190)	—	(64)

Life insurance expense, net	(567)	(104)	(35)	(463)

Other, net	68	596	(98)	230

	$29,004	$(23,784)	$(5,713)	$1,698

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows (in thousands):

	December 31,

	1999	1998

Deferred Tax Assets:

Net operating loss carryforwards	$46,849	$20,412

Alternative minimum tax credit carryforwards	9,449	9,725

Bad debt and loan loss reserves	12,495	11,597

Accrued retirement benefits	11,408	10,624

Other accruals not currently deductible for tax	7,360	7,531

Tax over book basis of inventory	202	328

	87,763	60,217

Less valuation allowance	58,530	—

Total deferred tax assets	29,233	60,217

Deferred Tax Liabilities:

Book over tax basis of property, plant

and equipment	21,428	23,243

Book over tax basis of intangible assets	7,805	10,047

Total deferred tax liabilities	29,233	33,290

Net deferred tax assets	$—	$26,927

Generally accepted accounting principles require that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company has determined that it is not likely to receive a benefit for the net operating loss carryforwards generated in the periods ended December 31, 1998 and 1999. Under the Company’s tax sharing agreement with the parent, a benefit would only be realized to the extent the Company could utilize such future net tax benefits on a stand-alone basis. Based on management’s assessment, such net tax assets will not be utilized prior to the tax deconsolidation with Koch Industries which is expected to occur under the Reorganization Cases. The Company has established a full valuation allowance against these carryforward benefits and its remaining net deferred tax assets, and will recognize the benefits only as reassessment demonstrates they are realizable.

12. TRANSACTIONS WITH AFFILIATES

In connection with the Merger, the Company entered into an exclusive commodity purchasing agreement with Koch Agriculture, whereby its Nutrient Services Division supplied the Company with all of its requirements for feed ingredients commencing May 1, 1998. The cost of the ingredients to the Company for the period May 1, 1998 through October 28, 1999 was equal to the spot market price less a discount of $3.50 per ton. As part of the Transition Services Agreement, effective October 29, 1999, for a period of 120 days, Koch Agriculture agreed to continue purchasing ingredients for the Company at a cost equal to the spot market price without discount. Furthermore, the parties agreed to continue in good faith with the orderly transition of the commodity purchasing function to the Company. As of January 1, 2000, substantially all commodity purchasing is being done by the Company.

For the year ended December 31, 1999, the Company purchased $449.5 million in commodities from Koch Agriculture’s Nutrient Services Division. In the ordinary course of business, the Company also contracted with Koch Industries for various administrative and support services. For the year ended December 31, 1999 the total fees paid in connection with such services amounted to $3.5 million. In the opinion of management, such fees were reasonable.

Under the Transition Services Agreement, Koch Industries and Koch Agriculture continued to provide, on terms substantially similar to the terms existing prior to the execution of the agreement, payroll processing and administration of employee benefit programs, access to certain information technology systems, availability of certain insurance programs and certain additional administrative support services.

At December 31, 1999, accounts payable — affiliate, net consists of noninterest-bearing current accounts payable to Koch Industries for administrative and support services and accounts payable to Koch Agriculture for commodity purchases, net of amounts due the Company from Koch Industries for interest income and Merger Consideration not yet claimed by holders of Holdings common stock, stock options and stock right units. The total amount due for administrative and support services including payroll and related costs amounted to $0.1 million. The total amount due for purchases of commodities amounted to $30.8 million at December 31, 1999. Of the total amount due for purchases of commodities, $30.2 million of pre-petition liabilities has been designated as “liabilities subject to compromise” in the financial statements. The net amount due from Koch Industries for the unclaimed Merger Consideration and interest income is $0.6 million.

At December 31, 1999, included in accounts receivable — trade is a $4.1 million receivable from a joint venture, owned 50% by the Company, for purchases of grain made on behalf of the venture by the Company. Such amounts were paid subsequent to year end.

13. CONCENTRATION OF CREDIT RISK AND LOAN GUARANTEES

Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. Substantially all of the Company’s sales are to companies or individuals in agriculture-related businesses, with approximately 15% of its sales volume being feed for hogs. Hog producers experienced severely depressed market prices in 1998 and 1999 and the Company has outstanding trade receivables, loans and loan guarantees relating to customers in the hog industry.

Loan Guarantees: The Company has provided a guarantee of up to $11.5 million to an entity formed in 1995 to provide funding for the growth, consolidation and expansion of the Company’s network of independently-owned dealers and producers. All dealers or producers who are members of the entity must have arrangements with the Company for some purchase of its products. The Company recorded a loss reserve for the entire amount of the guarantee in 1998. At December 31, 1999 and 1998, the Company had funded $6.7 million and $2.0 million on the guarantee, respectively. Additionally, in August 1999 the Company issued a letter of credit for $3.3 million to secure a portion of the unfunded guarantee. The Company is not a member of this non-stock membership corporation and thus does not have an equity interest in the entity; however, the Company did make a loan of $2.0 million to the entity to provide funding for its establishment and initial operation. The Company recorded a loss reserve for the $2.0 million loan in 1998.

Loan guarantees are also made to banks to assist the Company’s customers in obtaining bank loans for working capital, lines of credit, and additions to property, plant and equipment. The guarantee arrangements essentially have the same credit risk as that involved in extending loans to customers and are subject to the Company’s normal credit policies. Collateral (e.g., farm animals, property, personal guarantees) is usually obtained based on management’s assessment of the specific customer’s credit risk. The Company had guarantees of approximately $6.3 million and $8.7 million at December 31, 1999 and 1998, respectively, under these types of arrangements. A loss reserve of $1.2 million, recorded in 1998, has been established for the above guarantees. The maturity dates of these guarantees extend through May 2008 with the majority of the guarantees maturing prior to 2003.

Swine Purchase Commitments and Swine Operations: To capitalize on the consolidation of the hog industry, the Company implemented a strategy in 1997 that was expected to result in control over the feeding of approximately six million market hogs over four years. The program provides a source of high quality weanlings and feeder pigs (“feeders”) to independent hog producers and gains the related feed business for the Company. Under this program, at December 31, 1999, the Company has future net purchase commitments, subject to the counterparties’ ability to perform, to acquire 0.5 million feeders over the next eight years. Approximately 37% of these commitments are at fixed prices whereas the other 63% vary based on current or published futures prices. The net purchase commitment of 0.5 million feeders represents gross commitments during the period for the Company to purchase approximately 3.7 million feeders less 3.2 million feeders which are under contract to be sold to third parties.

Additionally, the Company has direct ownership of several hog operations which are expected to produce an additional 1.6 million feeders over the next ten years. As hog producers are experiencing depressed market prices for their end products, the Company has significant exposure relating to its feeder pig program, direct hog ownership and joint venture interests in hog operations. At December 31, 1999 and December 31, 1998, the Company had $8.6 million and $10.3 million, respectively, in hog inventory.

Based on published market prices at December 31, 1999, the Company’s net commitment to purchase the 0.5 million feeders totals approximately $17.0 million. This is a decrease of $233.0 million from such amount at December 31, 1998 due to the rejection of approximately $139.0 million of executory contracts in accordance with the Company’s Reorganization Cases, feeder purchases during the year, renegotiation of future purchase agreements, additional contracts for the sale of feeders and the change in hog market prices. Upon receipt of the feeders the Company can either sell them at current market prices, feed the pigs at Company leased facilities, or contract with independent producers to feed the pigs. Based on 1999 contractual commitments, estimated feed costs, counterparty risks and current spot and futures prices, the Company estimates that its 2000 loss associated with its swine exposure will range between $2.5 million and $5.0 million. The Company recorded a loss of $16.2 million during 1999. Depending on the future market price for both feeders and market hogs, any or all of the options available to the Company could have significant adverse impacts on net income (loss), cash flows and liquidity.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases: the Company rents certain transportation vehicles, warehouses and operating facilities under various operating leases, many of which contain renewal or purchase options. Rent expense was $6.0 million, $3.1 million, $1.0 million and $4.0 million for the year ended December 31, 1999, the periods March 13, 1998 to December 31, 1998 and January 1, 1998 to March 12, 1998 and for the year ended December 31, 1997, respectively.

Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year consist of the following at December 31, 1999 (in thousands):

Operating
Leases

2000	$4,634

2001	3,519

2002	2,917

2003	2,486

2004	2,131

Thereafter	4,268

Total minimum lease payments	$19,955

Litigation: The Company, in the ordinary course of business, is engaged in various litigation and other proceedings principally relating to product claims. The ultimate liability with respect to such litigation and proceedings cannot be determined at this time. The Company is of the opinion that the aggregate amount of any such liabilities will not have a material impact on its financial position or results of operations. Included in “liabilities subject to compromise” is the estimated exposure for pre-petition claims.

15. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution 401(k) plan which was available to substantially all eligible employees at the time of the Merger. New employees of the Company after the Merger participate in a similar plan sponsored by Koch Industries. Effective January 1, 2000, the Company established new benefit plans. See Note 18 for a description of the plans.

Before the Merger, the Company sponsored an ESOP covering substantially all employees exclusive of those covered by a collective bargaining agreement. The Company made contributions to the ESOP in an amount equal to 50% of employee contributions to the Company’s 401(k) plan, up to a maximum of 4% of an individual employee’s compensation. As a result of the Merger, the Company terminated the ESOP. Upon termination, each ESOP participant had the right to receive a distribution of Holdings common stock or exchange all their shares of Holdings common stock for the Merger Consideration. No contributions were made to the ESOP during 1998. For the year ended December 31, 1997 contributions to the ESOP included $2.7 million in matching contributions and $2.6 million in discretionary contributions; compensation expense attributable to released shares was $6.3 million.

Effective January 1, 1998, the Company made matching contributions to the Company’s 401(k) in an amount equal to 50% of the employee contributions to the Company’s 401(k) plan, up to a maximum of 3% of an individual employee’s compensation. Participants in the Company’s 401(k) plan vest in matching contributions at the time they are made. Subsequent to the Merger, the Company also made matching contributions for new employees participating in the plan sponsored by Koch Industries in an amount equal to 50% of employee contributions to the plan, up to a maximum of 3% of an individual employee’s compensation. Matching contributions made by participants in the plan sponsored by Koch Industries vest over a period of five years. For the year ended December 31, 1998, matching contributions to the 401(k) plans were $2.2 million.

Effective January 1, 1999, those employees participating in the Company’s 401(k) plan began making their employee contributions to the plan sponsored by Koch Industries. The Company continued to make matching contributions in an amount equal to 50% of employee contributions to the plan, up to a maximum of 3% of an individual employee’s compensation. Total matching contributions for the year ended December 31, 1999 were $2.3 million. Participants’ prior service with the Company counts toward the vesting period.

During 1997 the Company maintained two defined benefit plans which covered those employees whose employment is governed by the terms of a collective bargaining agreement. Benefits for all other employees previously covered under the plans have been frozen. Effective January 2, 1998, the net assets of the plans were merged. The Company makes annual contributions to the plan which at least equal the amounts required by law. Contribution amounts are determined by independent actuaries using an actuarial cost method that has an objective of providing an adequate fund to meet pension obligations as they mature over the long-term future. At December 31, 1999 and 1998, the assets were held in equity and fixed-income securities.

The following table sets forth the funded status of the plan at December 31, 1999 and 1998, and the amounts recognized in the Company’s consolidated balance sheets at that date and the components of net periodic pension costs related to the above plans for the years ended December 31, 1999, 1998 and 1997 (dollars in thousands):

	December 31,

	1999	1998

Change in benefit obligation:

Benefit obligation at beginning of year	$25,824	$23,856

Service cost	364	349

Interest cost	1,638	1,646

Actuarial loss (gain)	(1,053)	1,114

Benefits paid	(1,205)	(1,141)

Benefit obligation at end of year	25,568	25,824

Changes in plan assets:

Fair value of plan assets at beginning of year	23,007	22,050

Actual return on plan assets	2,698	2,082

Employer contribution	—	16

Benefits paid	(1,205)	(1,141)

Fair value of plan assets at end of year	24,500	23,007

Funded status	(1,068)	(2,817)

Unrecognized net actuarial loss (gain)	(625)	1,262

Net amount recognized	$(1,693)	$(1,555)

Amounts recognized in the consolidated balance

sheets consist of:

Accrued benefit liability	$(1,693)	$(1,555)

	Year ended December 31,

	1999	1998	1997

Components of net periodic benefit cost:

Service cost	$364	$349	$293

Interest cost	1,638	1,646	1,508

Expected return on plan assets	(1,863)	(1,682)	(1,500)

Net periodic benefit cost	$139	$313	$301

Weighted average assumptions as of

December 31:

Discount rate	7.00%	6.50%	7.00%

Expected return on plan assets	8.50%	8.50%	8.00%

Rate of compensation increase	4.50%	4.50%	4.00%

The Company has a nonqualified, unfunded supplemental executive retirement plan for executives whose benefits under a prior salaried retirement plan sponsored by the former owner were reduced because of compensation under deferral elections or limitations under federal tax laws. All benefit accruals under the supplemental employee retirement plan ceased subsequent to August 31, 1993. The Company has retained sponsorship of this plan, as well as the responsibility for all benefit payments thereunder. The liability associated with the plan has been designated as a “liability subject to compromise” in connection with the Chapter 11 bankruptcy filing.

The Company also has a nonqualified, unfunded capital accumulation plan for which it has purchased life insurance on the lives of the participants. A grantor trust is the sole owner and beneficiary of such policies. The amount of coverage is designed to provide sufficient revenues to recover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized.

The following table sets forth the status of the non-qualified plans at December 31, 1999 and 1998, and the amounts recognized in the Company’s consolidated balance sheets at that date and the net periodic pension costs related to the above plans for the years ended December 31, 1999, 1998 and 1997 (dollars in thousands):

	December 31,

	1999	1998

Change in benefit obligation:

Benefit obligation at beginning of year	$24,506	$23,551

Interest cost	1,626	1,618

Actuarial loss	2,436	150

Benefits paid	(1,319)	(813)

Benefit obligation at end of year	27,249	24,506

Changes in plan assets:

Fair value of plan assets at beginning of year	—	—

Employer contribution	1,319	813

Benefits paid	(1,319)	(813)

Fair value of plan assets at end of year	—	—

Funded status	(27,249)	(24,506)

Unrecognized net actuarial loss	2,215	—

Net amount recognized	$(25,034)	$(24,506)

Amounts recognized in the consolidated balance sheets consist of:

Accrued benefit liability	$(27,249)	$(24,506)

Minimum liability adjustment	2,215	—

Net amount recognized	$(25,034)	$(24,506)

	Year ended December 31,

	1999	1998	1997

Components of net periodic benefit cost:

Interest cost	$1,626	$1,618	$1,479

Amortization of unrecognized net loss	248	150	11

Net periodic benefit cost	$1,874	$1,768	$1,490

Weighted average assumptions as of

December 31:

Discount rate	7.00%	6.50%	7.00%

Subsequent to the Merger, employees of the Company not covered by a collective bargaining agreement participate in a defined benefit pension plan sponsored by Koch Industries. The Company is charged a percentage of eligible employees’ compensation. The percentage was 4.9% in 1999 and 1998 and the total cost to the Company approximated $4.0 million and $2.3 million for the year ended December 31, 1999 and for the period June 1 to December 31, 1998, respectively. The percentage is based primarily on years of service and compensation rates near retirement.

16. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS/POSTEMPLOYMENT BENEFITS

The Company historically provided certain health care and life insurance benefits to retired employees who met specified age and years of service requirements. The life insurance plan provided a $5,000 benefit and was available on a noncontributory basis. The health care plans paid a stated percentage of most medical expenses reduced for any deductibles and co-payments, payments made by government programs and other group coverage. The cost of providing these health care benefits was shared with retirees. All plans were unfunded.

As a result of the Merger, the employee benefit plans of the Company that provide health care and life insurance benefits to retired employees were terminated. For any retiree who was 100% vested at the time of the Merger, the Company will share a portion of their postretirement health care cost for the three years following the date of Merger. Retirees who were receiving health benefits under the health plans of the Company have been provided medical benefits under Koch Agriculture’s medical plans. After the three-year period expires, neither the Company nor Koch Agriculture will share a portion of the retirees’ postretirement health care cost. At December 31, 1999, the Company estimates its remaining liability for retirees’ postretirement health care to be $150,000 which is the amount payable to Koch Agriculture pursuant to an agreement entered into between the Company, Koch Industries and Koch Agriculture.

The following table sets forth the status of the accrued postretirement benefit cost recognized in the Company’s consolidated balance sheet at December 31, 1998 and the net periodic postretirement benefit cost for the years ended December 31, 1998 and 1997 (dollars in thousands):

Change in benefit obligation:

Benefit obligation at beginning of year	$18,710

Service cost	118

Interest cost	336

Amendments	(17,269)

Actuarial loss	501

Benefits paid	(1,440)

Benefit obligation at end of year	956

Changes in plan assets:

Fair value of plan assets at beginning of year	—

Employer contribution	1,440

Benefits paid	(1,440)

Fair value of plan assets at end of year	—

Funded status	(956)

Unrecognized net actuarial loss	498

Net amount recognized	$(458)

Amounts recognized in the consolidated balance

sheets consist of:

Accrued benefit liability	$(458)

	December 31,

	1998	1997

Components of net periodic benefit cost:

Service cost	$118	$837

Interest cost	336	1,809

Amortization of prior service credit	(64)	(111)

Amortization of unrecognized net gain	(175)	(431)

Net periodic benefit credit	$215	$2,104

Weighted average assumptions as of

December 31:

Discount rate	6.50%	7.00%

Actuarial assumptions used for the Company’s retiree health care and life insurance plans were as follows (dollars in thousands):

	December 31,

	1998	1997

Projected health care cost trend rate	7.0%	8.0%

Ultimate trend rate	6.50%	4.25%

Year ultimate trend rate is achieved	2001	2002

Effect of a 1% increase in the health

care cost trend rate on the APBO	$24	$1,949

Effect of a 1% increase in the health

care cost trend rate on the aggregate

of service and interest cost	$1	$236

17. STOCK OPTION PLANS

The Company had three stock option plans: the 1993 Stock Option Plan (“1993 Plan”), the PM Holdings Corporation Omnibus Stock and Incentive Plan (“1995 Plan”), and the PM Holdings Corporation Non-Employee Directors Stock Option Plan (“Directors Plan”). The 1993 Plan provided for the issuance of both incentive stock options and non-qualified options. Under the plan, a maximum of 20,000 shares could have been granted at prices not less than 100% and 85% of the fair market value of a share of common stock on the date the option was granted, for incentive stock options and non-qualified options, respectively. The terms of all options granted could not exceed ten years from the date of grant. This plan was replaced by the 1995 Plan and no additional awards were granted under the 1993 Plan.

The 1995 Plan provided for the issuance of stock options, stock rights units, stock appreciation rights, restricted stock and common stock to key employees of the Company. Under the plan the 13,500 shares not previously granted under the 1993 Plan plus an additional 26,000 shares could have been granted. Upon the exercise of a stock rights unit, a participant received the equivalent number of shares of common stock. The Directors Plan provided for each non-employee director to receive an option to purchase 500 shares at fair market value on the date of grant. Under the plan a maximum of 15,000 shares could have been granted. All options and rights granted under the three plans vested over a three-year period and had a term of ten years.

Pursuant to the Merger, each outstanding option to purchase Holdings common stock and each stock rights unit entitling the holder thereof to acquire Holdings common stock became 100% vested. Option holders and stock rights unit holders received the Merger Consideration for each share of Holdings common stock into which such options or stock rights units were exercisable immediately prior to the Merger. Cash proceeds paid to holders of options and stock rights units was $13.5 million. During

1998 and 1999 no additional stock options or stock rights units were granted and there were no stock options or stock rights units outstanding as of December 31, 1998 or 1999.

18. SUBSEQUENT EVENTS

Effective January 1, 2000, the Company had transitioned substantially all of the commodity purchasing from Koch Agriculture and payroll processing and employee benefit plan administration from Koch Industries pursuant to the Transition Services Agreement.

The Company established a new 401(k) plan effective January 1, 2000 under which employees are eligible to make before-tax and after-tax contributions. The Company will make matching contributions up to 6% of pay to the new plan. The new plan will accept transfers of assets and liabilities from Koch Industries’ savings plans. Prior to December 31, 1999, the Company’s non-union employees participated in the defined benefit plan sponsored by Koch Industries and employees participated in health and welfare plans sponsored by Koch Industries. The Company reimbursed Koch Industries for the cost of these plans. The Company ceased participating in these plans sponsored by Koch Industries on December 31, 1999. The Company has established similar stand alone health and welfare benefit plans effective January 1, 2000.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

2(a)	Second Amended Joint Plan of Reorganization of Purina Mills, Inc., PM Holdings Corporation and its Subsidiaries, dated February 22, 2000*

2(b)	Form of Agreement and Plan of Merger among Koch Agriculture Company, PM Holdings Corporation and Purina Mills, Inc.*

3(a)	Form of Amended and Restated Certificate of Incorporation of Purina Mills, Inc.*

3(b)	Form of Amended and Restated By-Laws of Purina Mills, Inc.*

4(a)	Form of Stock Certificate for Common Stock

4(b)	Form of Registration Rights Agreement among Purina Mills, Inc. and certain holders of Common Stock*

4(c)	Form of Rights Agreement between Purina Mills, Inc. and the Rights Agent thereunder.*

4(d)	Form of Warrant Agreement by and between Koch Agriculture Company and Purina Mills, Inc.*

4(e)	Form of Convertible Promissory Note between Purina Mills, Inc. and Houlihan Lokey Howard & Zukin Capital

4(f)	Form of Convertible Promissory Note between Purina Mills, Inc. and Chanin Capital Partners

4(g)	Form of Reinstated Credit Agreement by and among Purina Mills, Inc. and [____________]

4(h)	Form of New Prepetition Credit Facility Notes*

4(i)	Form of Lockup Agreement in respect of Common Stock issued under key employee retention program*

10(a)	Form of Tax Sharing Agreement by and among Koch Industries, Inc. and PM Holdings Corporation et al.*

10(b)	Form of Koch Indemnity Agreement by and among Purina Mills, Inc., Koch Industries, Inc., Koch Agriculture, et al.*

10(c)	Form of Director and Officer Indemnification Agreement for Purina Mills, Inc.*

10(d)	Form of Senior Executive Officer Employment Agreement for Purina Mills, Inc.*

10(e)	Equity Incentive Plan

10(f)	License Agreement, dated as of October 1, 1986, between Ralston Purina Company and Purina Mills, Inc.*

10(g)	Form of Merger Escrow Agreement by and among Koch Agriculture, Purina Mills, Inc. and Escrow Agent*

10(h)	Form of Warrant Purchase Agreement by and between Koch Agriculture Company and Purina Mills, Inc.*

21	Subsidiaries of Purina Mills, Inc.*

27	Financial Data Schedule*

99	Consents of Prospective Directors of Purina Mills, Inc.*

* Filed herewith.